Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

MULTIMEDIA GAMES, INC.,

23 ACQUISITION CO.

AND

POKERTEK, INC.

DATED AS OF APRIL 29, 2014

TABLE OF CONTENTS

Page

ARTICLE I

THE MERGER

Section 1.1	The Merger	2
Section 1.2	Closing; Effective Time	2
Section 1.3	Effect of the Merger	2
Section 1.4	Organizational Documents of the Surviving Corporation	3
Section 1.5	Directors and Officers of the Surviving Corporation	3

ARTICLE II

EFFECTS OF THE MERGER; EXCHANGE OF CERTIFICATES

Section 2.1	Effect on Capital Stock	3
Section 2.2	Exchange of Shares and Certificates	5
Section 2.3	Dissenting Shares	7
Section 2.4	Adjustments to Prevent Dilution	8

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COMPANY

i

ARTICLE IV

REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUB

ARTICLE V

COVENANTS

ARTICLE VI

CONDITIONS

Section 6.1	Conditions to the Obligation of Each Party	54
Section 6.2	Conditions to the Obligation of Parent and Merger Sub	55
Section 6.3	Conditions to the Obligation of the Company	56

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1	Termination	56
Section 7.2	Effect of Termination	58
Section 7.3	Amendments	60
Section 7.4	Waiver	60

ARTICLE VIII

GENERAL PROVISIONS

INDEX OF DEFINED TERMS

Affiliate	65
Agreement	1
Alternative Acquisition Agreement	45
Articles of Merger	2
Associate	65
Business Day	62
Canceled Company Stock Awards	4
Capitalization Date	9
CERCLA	29
Certificates	5
Cleanup	62
Closing	2
Closing Date.	2
Code	5
Commonly Controlled Entity	23
Company	1
Company Adverse Recommendation Change	45
Company Articles of Incorporation	9
Company Benefit Agreements	23
Company Benefit Plans	23
Company Board	1
Company Board Recommendation	11
Company Bylaws	9
Company Common Stock	1
Company Disclosure Letter	8
Company Financial Statements	15
Company Leases	27
Company Material Adverse Effect	65
Company Material Contract	19
Company Notice of Adverse Recommendation	46
Company Option	9
Company Organizational Documents	9
Company Participant	25
Company Pension Plan	23
Company Pension Plans	23
Company Permits	14
Company SEC Reports	14
Company Shareholder Approval	11
Company Shareholders’ Meeting	49
Company Stock Awards	9
Company Stock Plans	9
Company Stock Rights	10
Company Subsidiaries	10
Company Subsidiary	10
Company Takeover Proposal	44

Company Termination Fee	57
Company Welfare Plan	23
Company Welfare Plans	23
Confidentiality Agreement	40
Contract	62
Copyrights	64
Covered Employees	49
Credit Agreement	62
D&O Insurance	48
Dissenting Shares	7
Effective Time	3
Environmental Claim	62
Environmental Laws	62
Environmental Permits	63
ERISA	23
Exchange Act	13
Exchange Fund	5
FASB	17
GAAP	15
Gaming Approvals	13
Gaming Authority	63
Gaming Law	63
Gaming Notices	13
Governmental Entity	12
Hazardous Substances	63
Indebtedness	63
Insurance Policies	33
Intellectual Property	63
IP Contracts	21
known to Company	66
known to Parent	66
Law	12
Leased Real Property	27
Liability	15
Liens	10
Litigation	19
Merger	1
Merger Consideration	3
Merger Sub	1
Merger Sub Common Stock	4
Nasdaq	13
NCBCA	1
New Plan	50
Nonqualified Deferred Compensation Plan	25
Non-Surrender Jurisdictions	43
Notice Period	46

v

Order	12
Outside Date	54
Parent	1
Parent Disclosure Letter	34
Parent Material Adverse Effect	65
Patents	64
Paying Agent	5
Payor	57
Permitted Encumbrances	64
Person	65
Primary Company Executives	26
Proxy Statement	48
Recipient	57
Release	64
Representatives	64
Required Gaming Approvals	52
Sarbanes-Oxley Act	14
SEC	13
Securities Act	14
Software	64
Special Committee	1
Subsidiary	65
Surrender Jurisdictions	43
Surviving Corporation	2
Takeover Statute	64
Tax Return	19
Taxes	19
to the knowledge of Parent	66
to the knowledge of the Company	66
Trade Secrets	64
Trademarks	64
Transaction Expenses	64
Transactions	65
Uncertificated Shares	5
Voting Agreement	2
WARN Act	27
willful and material breach	56

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 29, 2014, is by and among Multimedia Games, Inc., a Delaware corporation (“Parent”), 23 Acquisition Co., a North Carolina corporation and a direct, wholly owned Subsidiary of Parent (“Merger Sub”), and PokerTek, Inc., a North Carolina corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, it is proposed that, upon the terms and subject to the conditions set forth in this Agreement, Merger Sub shall, in accordance with the North Carolina Business Corporation Act (the “NCBCA”), merge with and into the Company (the “Merger”), pursuant to which each share of common stock, no par value, of the Company (“Company Common Stock”), other than (i) shares of Company Common Stock directly or indirectly owned by Parent, Merger Sub or the Company and (ii) Dissenting Shares, will be converted into the right to receive the Merger Consideration;

WHEREAS, the Board of Directors of the Company (the “Company Board”), acting upon the recommendation of a special committee formed by the Company Board for the purpose of evaluating and negotiating strategic alternatives and/or transactions for the Company (the “Special Committee”), including this Agreement and the Transactions (a) has approved and declared advisable this Agreement and the Transactions and determined that this Agreement is in the best interests of its shareholders, (b) has approved and declared advisable the Merger, on the terms and subject to the conditions provided for in this Agreement and the Transactions, and determined that the Merger is in the best interests of the Company’s shareholders, (c) has reviewed the terms of this Agreement and the Merger and determined that such terms are fair to the Company’s shareholders, (d) has recommended adoption by the Company’s shareholders of this Agreement and the Merger and (e) has taken all necessary action to render inapplicable the restrictions of any Takeover Statute to the Merger and the Transactions;

WHEREAS, the board of directors of Merger Sub has adopted, approved and declared it advisable for Merger Sub to enter into this Agreement and to consummate the Merger and the Transactions upon the terms and subject to the conditions set forth herein;

WHEREAS, the board of directors of Parent has approved this Agreement and the Merger and the Transactions, and Parent, in its capacity as the sole shareholder of Merger Sub,

has approved and adopted this Agreement and the Merger and the Transactions upon the terms and subject to the conditions set forth herein; and

WHEREAS, prior to or concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of Parent and Merger Sub to enter into this Agreement, the Company’s shareholders set forth on the signature pages thereto and Parent have entered into that certain Voting Agreement in the form attached hereto as Exhibit A (the “Voting Agreement”), pursuant to which, among other things, such shareholders have agreed to vote their respective Shares in favor of the adoption of this Agreement and the consummation of the Transactions in accordance with the terms of the Voting Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained in this Agreement and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE MERGER

Section 1.1                      The Merger.

  Upon the terms and subject to the conditions of this Agreement, and in accordance with the NCBCA, at the Effective Time, the Company and Merger Sub shall consummate the Merger, pursuant to which Merger Sub shall be merged with and into the Company.  As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation following the Merger (“Surviving Corporation”) and a wholly owned subsidiary of Parent and shall be governed by the laws of the State of North Carolina.  The existence of the Company shall continue unaffected and unimpaired by the Merger.

Section 1.2                      Closing; Effective Time.

(a)    The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., New York City time, on a date to be specified by the parties, which shall be no later than the third (3rd) Business Day after the satisfaction or waiver (to the extent permitted by Law) of all of the conditions set forth in Article VI hereof (other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or waiver of such conditions at the Closing), at the offices of Cadwalader, Wickersham & Taft LLP, One World Financial Center, New York, New York 10281, unless another time, date or place is agreed to in writing by the parties hereto.  The date on which the Closing occurs is referred to herein as the “Closing Date.”

(b)           Upon the terms and subject to the conditions of this Agreement, as soon as practicable on the Closing Date, the parties shall cause the Merger to be consummated by filing articles of merger (the “Articles of Merger”) with the Secretary of State of the State of North Carolina and by making all other filings or recordings required under the NCBCA.  The Merger shall become effective at such time as the Articles of Merger are duly filed with the Secretary of State of the State of North Carolina, or at such subsequent date or time as Parent and the Company shall agree and specify in the Articles of Merger.  The time at which the Merger becomes effective is referred to herein as the “Effective Time”.

Section 1.3                      Effect of the Merger.

  At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the NCBCA.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

Section 1.4                      Organizational Documents of the Surviving Corporation.

  The Articles of Incorporation of the Surviving Corporation shall be the Articles of Incorporation of the Company as in effect immediately prior to the Effective Time, until duly amended as provided therein or under applicable Law.  The Bylaws of the Surviving Corporation shall be the Bylaws of the Company as in effect immediately prior to the Effective Time, until duly amended as provided therein or under applicable Law.

Section 1.5                      Directors and Officers of the Surviving Corporation.

  The parties hereto shall take all necessary actions so that, from and after the Effective Time, (i) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be, and (ii) the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly designated, as the case may be.

ARTICLE II

EFFECTS OF THE MERGER; EXCHANGE OF CERTIFICATES

Section 2.1                      Effect on Capital Stock.

  Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any shares of Company Common Stock or any shares of capital stock of Merger Sub:

(a)           Conversion of Company Common Stock.  Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (not including any shares to be canceled pursuant to Section 2.1(c) hereof) shall be converted into the right to receive cash (subject to any applicable Tax withholding in accordance with Section 2.1(e)) in an amount equal to $1.35 per share of Company Common Stock, without any interest thereon (the “Merger Consideration”).  As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of any Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, to be issued or paid in consideration therefor in accordance with Section 2.2, without interest.

(b)           Conversion of Merger Sub Common Stock.  Each share of common stock, no par value, of Merger Sub (the “Merger Sub Common Stock”) that is issued and outstanding immediately prior to the Effective Time shall be converted into one (1) validly issued, fully paid and nonassessable share of common stock, no par value, of the Surviving Corporation, and the shares of the Surviving Corporation into which the shares of Merger Sub Common Stock are so converted shall be the only shares of the Surviving Corporation that are issued and outstanding immediately after the Effective Time.  Following the Effective Time, each certificate evidencing ownership of shares of Merger Sub Common Stock shall evidence ownership of such shares of the Surviving Corporation.

(c)           Cancellation of Certain Shares.  Each share, if any, of Company Common Stock that is held by the Company as a treasury share and each share of Company Common Stock that is owned by the Company or Parent or by any direct or indirect wholly owned Subsidiary of the Company or Parent, and each Dissenting Share, shall be canceled and retired without any conversion, and no consideration shall be delivered in respect thereof subject to the right of the record holders (as determined immediately prior to the Effective Time) of any Dissenting Shares to receive payment for such Dissenting Shares pursuant to Section 2.3 below.

(d)           Treatment of Equity Awards.  Each Company Option that is outstanding immediately prior to the Effective Time, whether or not then vested and exercisable, shall become fully vested and exercisable immediately prior to the Effective Time.  With respect to such Company Options:

(A)
each Company Option for which, as of the Effective Time, the Merger Consideration exceeds the exercise price per Share shall be canceled immediately following the Effective Time and, in exchange therefor, the Company shall pay to each former holder of such Company Option as soon as practicable, but in no event later than fifteen (15) Business Days following the Effective Time, an amount in cash (without interest, and subject to deduction for any required withholding Tax) equal to the product of (1) the excess, if any, of the Merger Consideration over the exercise price per Share under such Company Option and (2) the number of shares of Company Common Stock subject to such Company Option; and

(B)
each Company Option that is outstanding immediately prior to the Effective Time for which, as of the Effective Time, the Merger Consideration does not exceed the exercise price per Share shall be canceled without any payment being made in respect thereof.

Except as set forth in Section 3.2(c) of the Company Disclosure Letter, each Company Stock Award that is outstanding immediately prior to the Effective Time, whether or not then vested, shall become fully vested immediately prior to, and then shall be canceled at, the Effective Time (the “Canceled Company Stock Awards”) and, in exchange therefor, the Company shall pay to each former holder of any such Canceled Company Stock Awards, as soon as practicable but in no event later than fifteen (15) Business Days following the Effective Time, an amount in cash (without interest, and subject to deduction for any required withholding Tax) equal to the product of (1) the Merger Consideration and (2) the number of shares of Company Common Stock subject to such Canceled Company Stock Awards.

The Company shall take such actions as are necessary to approve and effectuate the foregoing provisions of this Section 2.1(d), including making any determinations and/or resolutions of the Company’s Board of Directors or a committee thereof or any administrator of a Company Stock Plan as may be necessary and satisfying any requirement to notify the holders of Company Options or Company Stock Awards as may be required under the Company Stock Plans.

Subject to Parent’s compliance with the preceding provisions of this Section 2.1, the parties hereto agree that, following the Effective Time, no holder of a Company Option or Company Stock Award or any participant in any Company Stock Plan, or other Company Benefit Plan or employee benefit arrangement of the Company or under any employment agreement shall have any right hereunder to acquire any equity interest (including, but not limited to, any “phantom” stock or stock appreciation rights) in the Company, any of its Subsidiaries or the Surviving Corporation.

(e)           Withholding.  Parent, the Company, the Surviving Corporation and the Paying Agent shall be entitled to deduct from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock, Company Options or Company Stock Awards immediately prior to the Effective Time such amounts as Parent, the Company, the Surviving Corporation or the Paying Agent, as applicable, is or may be required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations promulgated thereunder, or any other provision of tax Law.  Any amounts that are so withheld and paid over to the appropriate taxing authority by Parent, the Company, the Surviving Corporation or the Paying Agent, as applicable, shall be treated for all purposes as having been paid to the holder of the Company Common Stock, Company Options or Company Stock Awards to whom such withheld amounts would otherwise have been paid.

Section 2.2                      Exchange of Shares and Certificates.

(a)    Paying Agent.  At or prior to the Effective Time, Parent shall engage a nationally-recognized financial institution reasonably satisfactory to the Company to act as paying agent in connection with the Merger (the “Paying Agent”).  At or prior to the Effective Time, Parent shall deposit with the Paying Agent, in trust for the benefit of the holders of shares of Company Common Stock immediately prior to the Effective Time, the Merger Consideration to be paid in respect of the Company Common Stock.  All cash deposited with the Paying Agent shall hereinafter be referred to as the “Exchange Fund”.

(b)           Payment Procedures.  Promptly after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of (i) a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”) or (ii) uncertificated shares of Company Common Stock (the “Uncertificated Shares”), in each case, which at the Effective Time were converted into the right to receive the Merger Consideration pursuant to Section 2.1 hereof, (a) a letter of transmittal (which, in the case of Certificates, shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and shall be in such form and have such other provisions as Parent may reasonably specify) and (b) instructions for use in effecting the surrender of the Certificates or Uncertificated Shares in exchange for the Merger Consideration.  Upon (x) surrender of Certificates for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto or (y) receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificates or Uncertificated Shares shall be entitled to receive in exchange the portion of the Merger Consideration, without any interest thereon, to which such holder is entitled pursuant to Section 2.1, and any Certificates so surrendered shall forthwith be cancelled.  If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (A) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (B) the Person requesting such payment shall pay to the Paying Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of Parent that such Tax has been paid or is not payable.  Until surrendered as contemplated by this Section 2.2(b), each Certificate or Uncertificated Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration, without any interest thereon, upon such surrender.

(c)           No Further Ownership Rights in Company Common Stock.  All Merger Consideration issued and paid upon the surrender for exchange of Certificates or Uncertificated Shares in accordance with the terms of this Article II shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of Company Common Stock previously represented by such Certificates or Uncertificated Shares.  At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be cancelled and exchanged as provided in this Article II.

(d)           Termination of Exchange Fund.  Any portion of the Exchange Fund which remains undistributed to the holders of Company Common Stock twelve (12) months after the

Effective Time shall be delivered to Parent, upon demand, and any holders of Company Common Stock who have not theretofore complied with this Article II shall thereafter look only to Parent (subject to abandoned property, escheat or other similar applicable Laws) for payment of their claim for the Merger Consideration without any interest thereon.

(e)           No Liability.  Notwithstanding anything to the contrary in this Agreement, none of Parent, Merger Sub, the Company or the Paying Agent or any of their respective directors, officers, employees and agents shall be liable to any Person in respect of Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.  If any Certificate or Uncertificated Share shall not have been surrendered prior to four (4) years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity), any cash remaining in the Exchange Fund at that time shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interests of any Person previously entitled thereto.  Notwithstanding the foregoing, neither Parent nor the Surviving Corporation shall be liable to any holder of shares of Company Common Stock for any amounts paid to a Governmental Entity or public official pursuant to applicable abandoned property, escheat or similar applicable Laws.

(f)           Investment of Exchange Fund.  The Paying Agent shall invest any cash included in the Exchange Fund as directed by Parent on a daily basis; provided, that no such investment or loss thereon shall affect the amounts payable to former shareholders of the Company after the Effective Time pursuant to this Article II.  Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable pursuant to this Article II shall promptly be paid to Parent.

(g)           Lost, Stolen or Destroyed Certificates.  In the event any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such portion of the Merger Consideration as may be required pursuant to Section 2.1(a); provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver an agreement of indemnification in form reasonably satisfactory to Parent, and/or post a bond in such sum as Parent may reasonably direct as indemnity, against any claim that may be made against Parent or the Paying Agent in respect of the Certificates alleged to have been lost, stolen or destroyed.

Section 2.3                      Dissenting Shares

  Notwithstanding anything in this Agreement to the contrary, any share or shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by a shareholder of the Company who is entitled to demand and properly demands such holder’s appraisal rights with respect thereto in accordance with Article 13 of the NCBCA (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration and shall be entitled to receive only the payment provided by Article 13 of the NCBCA with respect to such Dissenting Shares, unless and until such holder has failed to perfect or has effectively withdrawn or lost its rights to appraisal and payment under the NCBCA.  If any such holder has failed to perfect or has effectively withdrawn or lost such right at or following the Effective Time of the Merger or a court of competent jurisdiction shall have determined that such holder is not entitled to relief under Article 13 of the NCBCA, such shares of Company Common Stock shall thereupon be deemed to have been converted into, and to have become, at the Effective Time, the right to receive the Merger Consideration without any interest thereon. The Company shall give Parent (i) prompt notice of any notice or demands for appraisal or payment for shares of Company Common Stock and any other notices or documents served on the Company pursuant to Article 13 of the NCBCA and (ii) the opportunity to direct all negotiations and proceedings with respect to any such demands or notices for appraisal pursuant to Article 13 of the NCBCA. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

Section 2.4                      Adjustments to Prevent Dilution.

  Without limiting or derogating from the provisions of Section 5.1 hereof, if, between the date of this Agreement and the Effective Time, there is a reclassification, recapitalization, stock split, split-up, stock dividend, combination or exchange of shares with respect to, or rights issued in respect of, Company Common Stock, the Merger Consideration shall be adjusted accordingly to provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COMPANY

Except as set forth in the written disclosure letter delivered by the Company to Parent and Merger Sub in connection with the execution and delivery of this Agreement (the “Company Disclosure Letter”) (with specific reference to the particular Section or subsection of this Agreement to which the information set forth in such Company Disclosure Letter relates; provided, that any information set forth in one section of the Company Disclosure Letter shall be deemed to apply to each other Section or subsection thereof or hereof as appropriate if it is readily apparent on its face that such information relates to such other Section or subsection), the Company hereby represents and warrants to Parent and Merger Sub as of the date hereof and as of the Closing Date (except to the extent any such representation or warranty is made as of an earlier date, in which case, as of such earlier date), as follows:

Section 3.1                      Organization, Standing and Corporate Power.

(a)    The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of North Carolina and has all requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to have such governmental approvals would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature or conduct of its business or the ownership, leasing or operation of its properties requires it to be so qualified, licensed or in good standing, except for such jurisdictions where the failure to be so qualified, licensed or to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)           Each Company Subsidiary is a corporation or other legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all requisite corporate (or similar) power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to have such governmental approvals would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Each Company Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature or conduct of its business or the ownership, leasing or operation of its properties requires it to be so qualified, licensed or in good standing, except for such jurisdictions where the failure to be so qualified, licensed or to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c)           The Company has furnished or made available to Parent true and complete copies of the Articles of Incorporation of the Company, as amended through the date of this Agreement (as so amended, the “Company Articles of Incorporation”); the Bylaws of the Company, as amended through the date of this Agreement (as so amended, the “Company Bylaws” and together with the Company Articles of Incorporation, “Company Organizational Documents”); and the certificate of incorporation and bylaws (or equivalent organizational documents) of each Company Subsidiary, in each case, as amended through the date of this Agreement.  The Company Organizational Documents and the certificate of incorporation and bylaws (or equivalent organizational documents) of each of the Company Subsidiaries are in full force and effect and have not been amended or otherwise modified.  The Company is not in violation of any provision of the Company Organizational Documents and no Company Subsidiary is in violation of any provision of its certificate of incorporation or bylaws (or equivalent organizational documents).  The Company has made available to Parent complete and correct copies of the minutes (or, in the case of minutes that have not yet been finalized, drafts thereof) of (i) all meetings of the shareholders or other equity-holders of the Company and, to the extent available, each of the Company Subsidiaries, (ii) the boards of directors (or equivalent governing body) of the Company and, to the extent available, each of the Company Subsidiaries and (iii) the committees of each such board of directors (or comparable governing body), in each case, held during the past five (5) years.

Section 3.2                      Capitalization.

  (a)    The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock, no par value per share.  At the close of business on April 29, 2014 (the “Capitalization Date”): (i) 9,367,553 shares of Company Common Stock were issued and outstanding; (ii) no shares of Company Common Stock were held by Company in its treasury; and (iii) an aggregate of 1,165,720 shares of Company Common Stock were reserved for issuance pursuant to outstanding awards and rights under the Company’s 2005 Stock Incentive Plan, 2007 Stock Incentive Plan, and 2009 Stock Incentive Plan (collectively, the “Company Stock Plans”), of which (A) 724,720 shares of Company Common Stock were underlying outstanding and unexercised options entitling the holder thereof to purchase a share of Company Common Stock (each, a “Company Option”), and (B) 548,312 shares of Company Common Stock were subject to outstanding Restricted Stock Unit awards under the

Company Stock Plans (the “Company Stock Awards”); and (iv) 60,000 shares of Company Common Stock were underlying outstanding and unexercised warrants entitling the holder thereof to purchase a share of Company Common Stock in exchange for the applicable exercise price.  Section 3.2(a) of the Company Disclosure Letter sets forth, as of the close of business on the Capitalization Date, the authorized and outstanding capital stock (or other equity interests) of each Company Subsidiary and the record owners of such outstanding capital stock (or other equity interests).

(b)           Except as set forth in Section 3.2(a) above, at the close of business on the Capitalization Date, no shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding.  From the Capitalization Date until the date of this Agreement, there have been no issuances by the Company of shares of capital stock of, or other equity or voting interests in, the Company, other than the issuance of shares of Company Common Stock pursuant to the exercise of Company Options outstanding as of the Capitalization Date, in accordance with their terms.  Except as set forth in Section 3.2(a) above, as of the date hereof, there are no options, warrants, convertible or exchangeable securities, subscriptions, stock appreciation rights, phantom stock rights or stock equivalents or other rights, agreements, arrangements or commitments (contingent or otherwise) of any character issued or authorized by the Company any Company Subsidiary (i) relating to any issued or unissued capital stock or equity interest of the Company or any Company Subsidiary, (ii) obligating the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of capital stock of, or options, warrants, convertible or exchangeable securities, subscriptions or other equity interests in the Company or any Company Subsidiary or (iii) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of capital stock of the Company or any Company Subsidiary (each of (i), (ii) and (iii), collectively, the “Company Stock Rights”).  All outstanding shares of Company Common Stock are, and all shares of Company Common Stock that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable.  There are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any capital stock or equity interest of the Company (including any shares of Company Common Stock) or any Company Subsidiary or any Company Stock Rights or to pay any dividend or make any other distribution in respect thereof or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Person, other than pursuant to the Company Stock Plans.

(c)           Section 3.2(c) of the Company Disclosure Letter sets forth a true, complete and correct list, as of the Capitalization Date, of (i) all Company Options, the number of shares of Company Common Stock subject thereto, the grant dates, expiration dates, the exercise or base prices and the names of the holders thereof, and (ii) all other outstanding awards under the Company Stock Plans, the number of shares of Company Common Stock subject thereto, the holders thereof and the vesting schedules thereof.  Each outstanding Company Option, restricted stock award, Company Stock Award and employee stock purchase plan right shall be treated at the Effective Time as set forth in Section 2.1.

(d)           Section 3.2(d) of the Company Disclosure Letter includes all the Subsidiaries of the Company (each, a “Company Subsidiary” and together, the “Company Subsidiaries”) in existence as of the date hereof.  All of the outstanding shares of capital stock of, or other equity interests in, each such Company Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable and are, except as set forth in Section 3.2(d) of the Company Disclosure Letter, owned directly or indirectly by the Company, free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever (collectively, “Liens”) and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests), except for restrictions imposed by applicable securities Laws.

(e)           Neither the Company nor any of the Company Subsidiaries directly or indirectly owns, or has any right or obligation to subscribe for or otherwise acquire, any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any corporation, partnership, joint venture or other business association or entity (other than the Company Subsidiaries).

(f)           Except as set forth in Section 3.2(f) of the Company Disclosure Letter, as of the date of this Agreement, neither the Company nor any Company Subsidiary has outstanding any Indebtedness.

Section 3.3                      Authority.

(a)    The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to obtaining the Company Shareholder Approval, to consummate the Merger and the Transactions.  The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the Transactions, have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Merger and the Transactions (other than obtaining the Company Shareholder Approval and the filing and recordation of appropriate merger documents as required by the NCBCA).  This Agreement (including the Company Disclosure Letter) has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms subject, as to enforcement of remedies, to bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the rights and remedies of creditors generally and to the effect of general principles of equity.  The affirmative vote of a majority of the outstanding shares of Company Common Stock entitled to vote in accordance with the NCBCA and the Company Organizational Documents (the “Company Shareholder Approval”) is the only vote of the holders of capital stock of the Company necessary to approve and adopt this Agreement, the Merger and the Transactions.  Articles 9 and 9A of the NCBCA are inapplicable to the Company.

(b)           The Company Board, at a meeting duly called and held, and acting upon receipt of a recommendation by the Special Committee, duly and validly unanimously authorized and approved the consummation of the Merger and the execution, delivery and performance of this Agreement and adopted unanimous resolutions (i) determining that the Merger, upon the terms and subject to the conditions set forth in this Agreement, is advisable, fair to and in the best interests of, the shareholders of the Company, (ii) recommending the approval and adoption of this Agreement and approval of the Merger by the Company’s shareholders at a special meeting of the Company’s shareholders (the “Company Board Recommendation”), and (iii) as are necessary to render inapplicable the restrictions of any Takeover Statute to the Merger and the Transactions.  Such resolutions have not been subsequently rescinded, modified or amended, except as contemplated by this  Agreement.

(c)           Burrill Securities LLC has delivered to the Company Board its opinion to the effect that, as of the date of such opinion and based on the assumptions, qualifications and limitations contained therein, the consideration to be received by the holders of Company Common Stock pursuant to the Merger is fair, from a financial point of view, to such holders.  The Company has made available to Parent a correct and complete copy of such opinion solely for informational purposes.

Section 3.4                      No Conflict.

  Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the Merger or the Transactions, nor performance of this Agreement by the Company will (a) assuming the Company Shareholder Approval is obtained, conflict with or violate the Company Organizational Documents or the certificate of incorporation or bylaws (or equivalent organizational documents) of any of the Company Subsidiaries, (b) assuming compliance with the requirements set forth in Section 3.5 and assuming the Company Shareholder Approval is obtained, conflict with or violate any United States Federal, state or local or any national, supranational or foreign statute, law, rule, regulation, ordinance, code or any other requirement or rule of law (a “Law”) or any charge, temporary restraining order or other order, writ, injunction (whether preliminary, permanent or otherwise), judgment, guideline, doctrine, guidance, decree, ruling, determination, directive, award or settlement, whether civil, criminal or administrative (an “Order”), or any rule or regulation of any securities exchange on which the Company Common Stock is listed for trading, in each case applicable to the Company or any of the Company Subsidiaries or by which any property or asset of the Company or any of the Company Subsidiaries is bound or affected, (c) result in a breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, give to others any right of termination, amendment, acceleration or cancellation of, result in the triggering of any payment or other obligation or any right of consent, or result in the creation of a Lien on any property or asset of the Company or any Company Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or obligation to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or any property or asset of any of them is bound or affected (including any Company Material Contract and any Company Permit), or (d) result in the loss or impairment of or payment of any additional amounts with respect to, or require the consent of any other Person in respect of, the Company’s or any Company Subsidiary’s right to own, use, or hold for use any of the Intellectual Property as owned, used, or held for use in the conduct of business of the Company or any Company Subsidiary, except, in the case of clauses (b) and (c) above, for any such conflicts, violations, breaches, defaults or other occurrences which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.5                      Required Filings and Consents.

  Excluding Gaming Notices and Gaming Approvals, the execution and delivery by the Company of this Agreement does not, and the performance by the Company of this Agreement will not, require any consent, approval, order, authorization or permit of, or declaration, registration, filing with, or notification to, any United States federal, state or local or any national, supranational or foreign government or any court, administrative or regulatory authority or commission or other governmental or government-authorized authority or agency, domestic or foreign (a “Governmental Entity”), except for  applicable requirements, if any, of (A) the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), including, the filing of the Proxy Statement with the United States Securities and Exchange Commission (the “SEC”), (B) state securities or “blue sky” Laws, (C) the NCBCA to file the Articles of Merger or other appropriate documentation and (D) the Nasdaq Stock Market (“Nasdaq”). The execution and delivery by the Company of this Agreement will require the declaration, registration, filing with, or notification by the Company to (collectively, “Gaming Notices”), the Governmental Entities set forth in Section 3.5(a) of the Company Disclosure Letter; and the performance by the Company of this Agreement will require the consent, approval, order, authorization or permit of the Governmental Entities (collectively, “Gaming Approvals”), set forth in Section 3.5(b) of the Company Disclosure Letter.  At Closing, the Surrendered Jurisdictions included in Section 3.5(b) of the Company Disclosure Letter shall no longer be included in such Section 3.5(b) and any Non-Surrendered Jurisdictions (unless already included in Section 3.5(b) of the Company Disclosure Letter) shall be added to Section 3.5(b) of the Company Disclosure Letter, as further described in Section 5.4(d).

Section 3.6                      Compliance; Regulatory Compliance.

 (a)    Except as set forth in Section 3.6(a) of the Company Disclosure Letter, each of the Company and the Company Subsidiaries (i) has been operated at all times in compliance with all Laws (including Gaming Laws) and Orders applicable to each of them or by which any property, business or asset of the Company or any of the Company Subsidiaries is bound or affected and (ii) is not in default or violation of any governmental licenses, permits or franchises to which the Company or any of the Company Subsidiaries is a party or by which the Company or any of the Company Subsidiaries or any property or asset of the Company or any of the Company Subsidiaries is bound or affected other than, in the case of clauses (i) and (ii) above, failures to comply, defaults or violations which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Except as set forth in Section 3.6(a) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary has received any written communication during the past three (3) years from a Governmental Entity that alleges that Company or any Company Subsidiary is not in compliance in any material respect with any applicable Law and Order.  There have been no adversarial proceedings to rescind or suspend the Company’s, or any of its Subsidiaries’, gaming licenses, approvals, or related findings of suitability, and to the knowledge of the Company, no Gaming Authority is investigating or has concluded that the Company or any of its Subsidiaries has breached any applicable Gaming Law or conduct restriction that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)           Neither the Company nor any Company Subsidiary, nor any of its or their Representatives, acting on their behalf, has, in connection with the operation of their respective businesses, (i) used, offered, or promised any funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials, candidates or members of political parties or organizations, or established or maintained any unlawful or unrecorded funds in violation of the Foreign Corrupt Practices Act of 1977, as amended, as if it were applicable at that time, or any other similar applicable Law, (ii) paid, offered, promised, accepted or received any unlawful contributions, payments, expenditures, gifts or anything else of value or (iii) violated or operated in noncompliance with any export restrictions, anti-boycott regulations, embargo regulations or other applicable Laws of any Governmental Entity.

(c)           Each of the Company, the Company Subsidiaries and their respective employees and, to the knowledge of the Company, business partners, as applicable, has in effect all required filings, licenses, permits, certificates, exemptions, orders, consents, clearances, registrations, approvals and authorizations of all Governmental Entities and third parties (including all those granted or obtained under Gaming Laws) necessary for the conduct of the Company’s and the Company Subsidiaries’ business and the use of their properties and assets, as presently conducted and used (collectively, the “Company Permits”) and all Company Permits are valid and in full force and effect, except where such failure has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and neither the Company nor any Company Subsidiary has received oral or written notice from any Governmental Entity or third party that any such Company Permit is subject to any adverse action which has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.7                      SEC Filings; Financial Statements.

(a)    The Company has timely filed all reports, schedules, forms, statements and other documents required to be filed or furnished by it with or to the SEC since January 1, 2010 (together with all exhibits, financial statements and schedules thereto, all information incorporated by reference and any documents filed with or furnished to the SEC on a voluntary basis, the “Company SEC Reports”).  As of its respective date, or, if amended, as of the date of the last such amendment, each of the Company SEC Reports complied when filed or furnished (or, if applicable, when amended) in all material respects with applicable Law, including the requirements of the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”) applicable to such Company SEC Report.  None of the Company SEC Reports (including any financial statements or schedules included or incorporated by reference therein) contained when filed, and any Company SEC Reports filed with the SEC subsequent to the date hereof will not contain, any untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent updated, amended, restated or corrected by a subsequent Company Filed SEC Report.  The Company has made available to Parent copies of all comment letters received by the Company from the SEC in respect of reporting periods commencing on or after January 1, 2011 (excluding all letters received from the SEC indicating that the SEC would not be reviewing any registration statement filed with the SEC by the Company) and relating to such Company SEC Reports, together with all written responses of the Company thereto.  As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the Company SEC Reports.  To the knowledge of the Company, as of the date hereof, there are no ongoing SEC inquiries or investigations regarding accounting practices of the Company or otherwise regarding the Company or the Company Subsidiaries.

(b)           Except to the extent updated, amended, restated or corrected by a subsequent Company SEC Report, all of the financial statements included in the Company SEC Reports, in each case, including any related notes thereto, as filed with the SEC (those filed with the SEC are collectively referred to as the “Company Financial Statements”), comply as to form in all material respects with applicable accounting requirements and the published rules of the SEC with respect thereto in effect at the time of filing and have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as may be permitted by Form 10-Q of the SEC and subject, in the case of the unaudited statements, to normal, recurring year-end audit adjustments).  The consolidated balance sheets (including the related notes) included in such Company Financial Statements (if applicable, as updated, amended, restated or corrected in a subsequent Company SEC Report) fairly present, in all material respects, the consolidated financial position of the Company and the Company Subsidiaries, at the respective dates thereof, and the consolidated statements of operations, stockholders’ equity and cash flows (in each case, including the related notes) included in such Company Financial Statements (if applicable, as updated, amended, restated or corrected in a subsequent Company SEC Report) fairly present, in all material respects, the consolidated statements of operations, stockholders’ equity and cash flows of the Company and the Company Subsidiaries for the periods indicated, subject, in the case of the unaudited statements, to normal, recurring year-end audit adjustments.

(c)           All of the outstanding accounts receivable of the Company and each of the Company Subsidiaries (i) arose from bona fide transactions in the ordinary course of business; (ii) are in all material respects valid, due and owing from third parties; (iii) are collectible subject to any existing allowance for doubtful accounts; and (iv) are not, to the knowledge of the Company, subject to any prior assignment or Lien, or any defenses, offsets or counterclaims.  The reserves for doubtful accounts receivable and uncollectible amounts reflected in the balance sheets included in the Company Financial Statements were established in accordance with GAAP and are reasonably sufficient to provide for any losses that may arise in connection with the collection of all such accounts receivable.

(d)           The inventory of the Company and the Company Subsidiaries (whether or not reflected on the Company Financial Statements) consists of a quality and quantity usable and salable in the ordinary course of business, except for obsolete items and items of below-standard quality, which have been written off or written down to net realizable value on the Company Financial Statements.  Neither the Company nor any Company Subsidiary is in possession of any inventory not owned by such entity.  All inventory was purchased in the ordinary course of business at a cost not exceeding market prices prevailing at the time of purchase.  The quantities of each item of inventory (whether raw materials, work-in-process or finished goods) are not excessive, but are reasonable in the present circumstances of the Company or the relevant Company Subsidiary.

(e)           Neither the Company nor any Company Subsidiary has any Liability except for (i) Liabilities that are reflected, or for which reserves were established, on the audited consolidated balance sheet of the Company as of December 31, 2013 in the Company SEC Reports, (ii) Liabilities incurred in the ordinary course of business and consistent with past practice since December 31, 2013, or (iii) Liabilities incurred in connection with this Agreement and the Merger and the Transactions.  As used in this Agreement, the term “Liability” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown or matured or unmatured, including those arising under any Law and those arising under any Contract.

(f)           Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of Company and each former principal financial officer of the Company, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company SEC Reports, and the statements contained in such certifications are true, accurate and complete.  For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.  Neither the Company nor any Company Subsidiary has any outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act.

(g)           The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurance (A) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, and to maintain asset accountability, (B) that transactions are executed only in accordance with the authorization of management, (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets, and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(h)           The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports.  The Company has evaluated the effectiveness of the Company’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Company SEC Report that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(i)           Neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among the Company or any of the Company Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or intended effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Company Subsidiaries in the Company’s or such Company Subsidiary’s published financial statements or other Company SEC Reports.

(j)           The Company has not received any oral or written notification of any (x) “significant deficiency” or (y) “material weakness” in the Company’s internal control over financial reporting.  For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them by the Public Company Accounting Oversight Board Interim Standard AU 325 parts 2 and 3, as in effect on the date hereof.

(k)           No Company Subsidiary is, or has at any time been, subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(l)           The Company is in compliance in all material respects with all current listing and corporate governance requirements of Nasdaq, and is in compliance in all material respects with all rules, regulations and requirements of the Sarbanes-Oxley Act and the SEC.

Section 3.8                      Absence of Certain Changes or Events.

  Except as contemplated by this Agreement, since January 1, 2014 and through the date hereof, (a) each of the Company and the Company Subsidiaries has conducted its respective business or businesses only in the ordinary course in all material respects and in a manner consistent with prior practice in all material respects, and (b) there has not been any change, effect, event, occurrence, state of facts, circumstances or development that has had or would reasonably be expected to have, individually or in the aggregate with all other changes, effects, events, occurrences, state of facts, circumstances or developments, a Company Material Adverse Effect.  Except as contemplated by this Agreement, since January 1, 2014 and through the date hereof, there has not been (i) any material change in accounting methods, principles or practices employed by the Company or any

Company Subsidiary, other than as required by Law or GAAP, or (ii) any action of the types described in Section 5.1(b) which, had such action been taken after the date of this Agreement, would be in violation of such Section.

Section 3.9                      Taxes.

 (a)    Except as set forth in Section 3.9(a) of the Company Disclosure Letter, each of the Company and the Company Subsidiaries has duly filed all Tax Returns required to be filed by it and all such Tax Returns are true, complete and accurate in all material respects.  Each of the Company and the Company Subsidiaries has paid (or there has been paid on its behalf) all material amounts of Taxes due and payable by it, except for those Taxes being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the financial statements included in the Company SEC Reports in accordance with GAAP.  Except as set forth is Section 3.9 of the Company Disclosure Letter, there are no Liens for any Taxes upon the assets of the Company or any of the Company Subsidiaries other than (A) statutory Liens for Taxes not yet due and payable and (B) Liens for Taxes contested in good faith by appropriate proceedings and for which adequate reserves have been established in the financial statements included in the Company SEC Reports in accordance with GAAP.  The Company SEC Reports comply with the requirements of the Financial Accounting Standards Board (“FASB”) Interpretation No. 48 (Accounting for Uncertainty in Income Taxes), as codified in FASB SAC 740.  The Company has authorized access to Parent to copies of the work papers of the outside auditors of the Company with respect to the Tax matters of the Company and the Company Subsidiaries.  The Company has delivered to Parent correct and complete copies of all income, franchise and other material Tax Returns filed by or with respect to the Company or any of the Company Subsidiaries during the preceding three (3) years.

(b)           Except as set forth in Section 3.9(b) of the Company Disclosure Letter, there is no audit, examination, deficiency, refund litigation, proposed adjustment or matter in controversy currently in existence with respect to any Taxes or Tax Return of the Company or any of the Company Subsidiaries, and no notice of any such action has been received by the Company or any of the Company Subsidiaries.  Neither the Company nor any of the Company Subsidiaries has received notice of any claim made by a Governmental Entity in a jurisdiction where the Company or the applicable Company Subsidiary does not file a Tax Return, that the Company or such Company Subsidiary is or may be subject to taxation by that jurisdiction.  There are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against the Company or any of the Company Subsidiaries and no power of attorney granted by the Company or any of the Company Subsidiaries with respect to any Taxes is currently in force.  Neither the Company nor any of the Company Subsidiaries has received or applied for a Tax ruling from any Governmental Entity that would be binding on the Company or any of the Company Subsidiaries after the Closing.

(c)           Neither the Company nor any of the Company Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.  Neither the Company nor any of the Company Subsidiaries will be required to include a material item of income in, or exclude a material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, in each case, as a result of an action taken on or prior to the Closing Date, including by virtue of a change in method of accounting under Section 481 of the Code (or any similar provision of state, local or foreign Law) made on or prior to the Closing Date.

(d)           Neither the Company nor any of the Company Subsidiaries has been party to any “reportable transaction” as defined in Treasury Regulation § 1.6011-4 or subject to any similar provision of state, local or foreign Law.

(e)           Each of the Company and the Company Subsidiaries has complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes.

(f)           Neither the Company nor any of the Company Subsidiaries has any liability for any Taxes of any Person (other than the Company and the Company Subsidiaries) under Treasury Regulation § 1.1502-6 (or any similar provision of Law), as a transferee or successor, by contract or otherwise.  Neither the Company nor any of the Company Subsidiaries has any deferred gain or loss arising out of any deferred intercompany transactions, as described in Treasury Regulation § 1.1502-13 (or any similar provision of state, local or foreign Law), or, in the case of any Company Subsidiary, has an excess loss account in its stock, as described in Treasury Regulation § 1.1502-19 (or any similar provision of state, local or foreign Law).

(g)           As used in this Agreement (A) “Taxes” mean any and all federal, state, local, foreign or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes or other similar charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, capital, sales, use, transfer, inventory, license, capital stock, payroll, employment, unemployment, escheat, social security, workers’ compensation, severance, stamp, occupation, premium or net worth, and taxes or other similar charges in the nature of excise, withholding, ad valorem, value added, estimated taxes, or custom duties and (B) “Tax Return” means any report, return, document, declaration or other information or filing required to be filed with respect to Taxes (whether or not a payment is required to be made with respect to such filing), including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information and, in each case, any amendments thereto.

Section 3.10                      Litigation.

  (a)    There is no material claim, suit, action, investigation, indictment or inquiry, or administrative, arbitration or other proceeding (“Litigation”) pending or, to the knowledge of the Company, threatened against or affecting the Company or any of the Company Subsidiaries or any of their respective assets.

(b)           There is no material Order of any Governmental Entity or arbitrator outstanding against, or, to the knowledge of the Company, investigation by, any Governmental Entity involving the Company or any of the Company Subsidiaries or any of their respective assets.

(c)           Except as set forth in Section 3.10(c) of the Company Disclosure Letter, there are no internal investigations or internal inquiries that, since January 1, 2010, have been conducted by or at the direction of the Company Board (or any committee thereof) concerning any financial, accounting or other misfeasance or malfeasance issues.

Section 3.11                      Material Contracts.

  (a)    Except for (1) any Contract filed or listed as an exhibit to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2013 and (2) those Contracts set forth in Section 3.11(a) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary is party to any Company Material Contract.  For the purposes of this Agreement, “Company Material Contract” shall mean the following (including any series of one or more related Contracts):

(i)           Any Contract (or group of related Contracts) (x) for the furnishing of services or the sale of products which involves consideration in excess of $25,000 in any twelve (12)-month period or (y) for the receipt of services by a third party or for the purchase of raw materials, commodities, supplies, products, or other personal property, which involves payment by the Company or any Company Subsidiary of consideration in excess of $25,000 in any twelve (12)-month period or which the Company reasonably expects will involve payment by the Company or any Company Subsidiary of consideration in excess of $25,000 in any future twelve (12)-month period during the term of such agreement;

(ii)           Any Contract (or group of related Contracts) under which the Company or any Company Subsidiary is a lessor of any equipment, machinery, vehicle or other tangible personal property to any other Person which requires future annual payments in excess of $25,000;

(iii)           Any Contract (or group of related Contracts) under which the Company or any Company Subsidiary is a lessee of, or holds or uses, any equipment, machinery, vehicle or other tangible personal property owned by a third party which requires future annual payments in excess of $25,000;

(iv)           Any Contract under which the Company or any Company Subsidiary is a lessee, sub-lessee, lessor or sub-lessor of real property;

(v)           Any Contract pursuant to which the Company or any Company Subsidiary has entered into a partnership, joint venture or other similar arrangement with any Person other than the Company or a wholly owned Company Subsidiary;

(vi)           Any severance agreement and any employment or other Contract with an employee or former employee, officer or director of the Company or any Company Subsidiary providing for aggregate compensation in excess of $25,000 in any twelve (12)-month period (other than any unwritten Contract for the employment of any such employee or former employee implied at law);

(vii)           Except as set forth in Section 3.11(a)(vii) of the Company Disclosure Letter, any Contract for capital expenditures or the acquisition or construction of fixed assets which requires aggregate future payments in excess of $25,000;

(viii)           Any Contract entered into other than in the ordinary course of business (A) containing covenants of the Company or any Company Subsidiary to indemnify or hold harmless another Person, unless such indemnification or hold harmless obligation to such Person, or group of Persons, as the case may be, is less than $10,000 or (B) containing covenants of the Company or any Affiliate (including any Person becoming an Affiliate of the Company following the Effective Time) of the Company not to (or otherwise restricting or limiting the ability of the Company or any such Affiliate of the Company to) compete in any line of business or geographic area;

(ix)           Any Contract requiring future payments or expenditures and relating to Cleanup, abatement, remediation or similar actions in connection with environmental liabilities;

(x)           Any Contract pursuant to which the Company or any Company Subsidiary (i) is granted or obtains any right to use any Intellectual Property (other than Contracts granting rights to use readily available shrink wrap or click wrap Software having an acquisition price of less than $25,000 in the aggregate for all such related Contracts), (ii) is restricted in its right to use or register any Intellectual Property, or (iii) permits any other Person to use, enforce or register any Intellectual Property, including license agreement, coexistence agreements, and covenants not to sue (“IP Contracts”);

(xi)           Any indenture, mortgage, loan or credit Contract under which the Company or any Company Subsidiary has outstanding Indebtedness in a principal amount in excess of $25,000 or any outstanding note, bond, indenture or other evidence of Indebtedness in a principal amount in excess of $25,000 for borrowed money or otherwise, or guaranteed outstanding Indebtedness for money borrowed by others;

(xii)           Any material Contract (including guarantees) between the Company and any Company Subsidiary, other than any Contract relating to the operation of the Company and the Company Subsidiaries in the ordinary course;

(xiii)           Any Contract which requires future payments by the Company or any Company Subsidiary in excess of $25,000 per annum containing “change of control” or similar provisions;

(xiv)           Any Contract relating to the acquisition or disposition of any business or any material assets other than in the ordinary course of business (whether by merger, sale of stock or assets or otherwise), including any such Contract with any “earn out” or other contingent obligation remaining to be performed or continuing after the date of this Agreement;

(xv)           any Contract with obligations remaining to be performed or liabilities continuing after the date of this Agreement other than in the ordinary course of business, including any “earn-out” or other contingent payments or obligations;

(xvi)           Any Contract entered into other than in the ordinary course of business that (A) involves aggregate payments by or to the Company or any Company Subsidiary in excess of $25,000 per annum, other than a purchase or sales order or other Contract entered into in the ordinary course of business consistent with past practice or (B) by its terms does not terminate within one (1) year after the date of such Contract and is not cancelable during such period without penalty or without payment;

(xvii)           Any Contract the termination or breach of which, or in respect of which the failure to obtain any consent required in connection with the Merger or any of the other transactions contemplated hereby, is reasonably likely to have a Company Material Adverse Effect;

(xviii)           Any Contract that imposes any material confidentiality, standstill or similar obligation on the Company or any Company Subsidiary;

(xix)           Any Contract that contains a right of first refusal, first offer or first negotiation; and

(xx)           Any Contract pursuant to which the Company or any Company Subsidiary has granted any exclusive marketing, sales representative relationship, franchising, consignment or distribution right to any third party.

(b)           All Company Material Contracts are valid and in full force and effect and, to the knowledge of the Company, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws relating to or affecting the rights and remedies of creditors generally and to general principles of equity (regardless of whether considered in a proceeding in equity or at law), except to the extent that any such failures to be in full force and effect, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.  Neither the Company nor any Company Subsidiary, nor, to the knowledge of the Company, any counterparty to any Company Material Contract, has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both, would constitute a default under the provisions of, any Company Material Contract, except in each case for those violations or defaults which, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect.  The Company has no knowledge of any pending or threatened bankruptcy, insolvency or similar proceeding with respect to any party to any Company Material Contract.  Neither the Company nor any Company Subsidiary (i) is a party to any voting agreement with respect to the voting of any securities of the Company or (ii) has any contractual obligation to file a registration statement under the Securities Act, in respect of any securities of the Company or any Company Subsidiary.  No party to any Company Material Contract has given the Company or any Company Subsidiary written notice of such party’s intention to cancel, terminate, change the scope of rights under or fail to renew any Company Material Contract, and neither the Company nor any Company Subsidiary, nor, to the knowledge of the Company, any other party to any Company Material Contract, has repudiated in writing any material provision thereof.  Neither the Company nor any Company Subsidiary has knowledge of, or has received written notice of, any violation or default under any Company Material Contract or any other contract to which it is a party or by which it or any of its material properties or assets is bound, except for violations or defaults that have not had and would not reasonably be expected have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.12                      Affiliate Transactions.

  Except as set forth in Section 3.12 of the Company Disclosure Letter, there are no Contracts relating to transactions (other than related to continuing employment and benefit matters) between the Company or any Company Subsidiary, on the one hand, and any officer, director, manager thereof, or any equity holder holding at least five percent (5%) of the voting power of such entity, or any member of the immediate family of such officer, director, manager or five percent (5%) or more equity holder, or any Person controlled by such officer, director, manager or five percent (5%) or more equity holder on the other hand or any of their respective Affiliates (other than agreements related to their employment).  To the knowledge of the Company, no director or officer of the Company or any Company Subsidiary owns directly or indirectly on an individual or joint basis any interest (other than passive investments in publicly traded securities) in, or serves as an officer or director of, any supplier or other organization which has a material business relationship with the Company or any Company Subsidiary.

Section 3.13                      Employee Benefit Plans.

 (a)    Section 3.13(a)(i) of the Company Disclosure Letter sets forth a list, as of the date hereof, of all “employee pension benefit plans” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) (sometimes referred to individually as a “Company Pension Plan” and collectively as the “Company Pension Plans”), all “employee welfare benefit plans” (as defined in Section 3(1) of ERISA) (sometimes referred to individually as a “Company Welfare Plan” and collectively as the “Company Welfare Plans”), and each vacation or paid time off, severance, termination, retention, change in control, employment, incentive compensation, performance, profit sharing, stock-based, stock-related, stock option, fringe benefit, perquisite, stock purchase, stock ownership, phantom stock and deferred compensation plan, arrangement, agreement and understanding and other compensation, benefit and fringe benefit plans, arrangements, agreements and understandings, sponsored, maintained, contributed to or required to be sponsored, maintained or contributed to, by the Company, any Company Subsidiary or any other Person that, together with the Company, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or any other applicable Law (each, a “Commonly Controlled Entity”), in each case, providing benefits to any Company Participant, but not including the Company Benefit Agreements (all such plans, arrangements, agreements and understandings, including any such plan, arrangement, agreement or understanding entered into or adopted on or after the date of this Agreement, collectively, “Company Benefit Plans”).

Section 3.13(a)(ii) of the Company Disclosure Letter sets forth a list, as of the date hereof, of (i) each employment, deferred compensation, change in control, retention, severance, termination, employee benefit, loan or indemnification agreement between the Company or any Company Subsidiary, on the one hand, and any Company Participant, on the other hand, and (ii) each contract between the Company or any Company Subsidiary, on the one hand, and any Company Participant, on the other hand, in each case, for which the Company or any Company Subsidiary has any remaining unsatisfied obligation to such Company Participant (all such contracts under the foregoing clauses (i) and (ii), including any contract which is entered into on or after the date of this Agreement, collectively, “Company Benefit Agreements”).

(b)           The Company has made available to Parent true and complete copies of (i) each Company Benefit Plan and each Company Benefit Agreement (or, in the case of any unwritten Company Benefit Plan or Company Benefit Agreement, a written summary of the material provisions of such plan or agreement) in effect on the date hereof, (ii) the most recent report on Form 5500 filed with the Internal Revenue Service with respect to each Company Benefit Plan in effect on the date hereof, to the extent any such report was required by applicable Law, (iii) the most recent summary plan description for each Company Benefit Plan for which such a summary plan description is required by applicable Law and (iv) each currently effective trust agreement or other funding vehicle relating to any Company Benefit Plan or Company Benefit Agreement.  Neither the Company nor any Commonly Controlled Entity has sponsored, maintained, contributed to or been obligated to sponsor, maintain or contribute to, or has any actual or contingent liability under, any benefit plan that is subject to Title IV of ERISA or Section 412 of the Code or is otherwise a defined benefit pension plan or is a plan described in Section 3(40) of ERISA or Section 413 of the Code.  With respect to any Company Welfare Plan or any Company Benefit Agreement that is an employee welfare benefit plan, (A) no such Company Welfare Plan or Company Benefit Agreement is funded through a “welfare benefits fund” (as such term is defined in Section 419(e) of the Code), (B) each such Company Welfare Plan and Company Benefit Agreement that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code) materially complies with the applicable requirements of Section 4980B(f) of the Code and any applicable similar state or local Law and (C) to the knowledge of the Company, each such Company Welfare Plan and Company Benefit Agreement (including any such plan or agreement covering retirees or other former employees) may be amended or terminated without material liability to the Company or any Company Subsidiary on or at any time after the Effective Time.  No Company Welfare Plan or Company Benefit Agreement that is an employee welfare benefit plan as defined under ERISA Section 3(1) provides benefits to, or on behalf of, any former employee after the termination of employment except (1) where the full cost of such benefit is borne entirely by the former employee (or his eligible dependents or beneficiaries) or (2) where the benefit is required by Section 4980B of the Code.

(c)           Each Company Benefit Plan and Company Benefit Agreement has been administered in all material respects in accordance with its terms and with all applicable Laws, including ERISA and the Code.

All material contributions, including participant contributions, and benefit payments required under each Company Benefit Plan and Company Benefit Agreement have been made in full on a timely and proper basis pursuant to the terms of such plan or agreement and applicable Law.

No Company Participant has received or is reasonably expected to receive any payment or benefit from the Company or any Company Subsidiary that would be nondeductible pursuant to Section 162(m) of the Code or any other applicable Law.

Each Company Pension Plan that is intended to comply with the provisions of Section 401(a) of the Code has been the subject of a determination letter from the Internal Revenue Service or an application therefor with respect to all material and applicable tax Law changes to the effect that such Company Pension Plan currently is qualified and exempt from income Taxes under Section 401(a) of the Code and the trust relating to such plan is exempt from income Taxes under Section 501(a) of the Code, and no such determination letter has been revoked or threatened, and, to the knowledge of the Company, no event has occurred since the date of the most recent determination letter or application therefor relating to any such Company Pension Plan that is reasonably expected to affect the qualification of such Company Pension Plan adversely or materially increase the costs relating thereto or require security under Section 307 of ERISA.

The Company has made available to Parent a copy of the most recent determination letter received with respect to each Company Pension Plan for which such a letter has been issued, as well as a copy of any pending application for a determination letter and a complete and accurate list of all amendments to any Company Pension Plan in effect as of the date hereof as to which a favorable determination letter has not yet been received.

There are no understandings, agreements or undertakings, written or oral, with any Person (other than pursuant to the express terms of the applicable Company Benefit Plan or Company Benefit Agreement) that are (pursuant to any such understandings, agreements or undertakings) reasonably expected to result in any material liabilities if such Company Benefit Plan or Company Benefit Agreement were amended or terminated upon or at any time after the Effective Time or that would prevent any unilateral action by the Company (or, after the Effective Time, Parent) to effect such amendment or termination.

Only officers, directors and employees of the Company or any Company Subsidiaries are eligible for compensation or benefits under the terms of each Company Benefit Plan and Company Benefit Agreements, and, to the knowledge of the Company, each individual who is classified by the Company or any Company Subsidiary as an “employee” or as an “independent contractor” is properly so classified.

(d)           Except as set forth in Section 3.13(d) of the Company Disclosure Letter, each Company Benefit Plan and each Company Benefit Agreement that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code (a “Nonqualified Deferred Compensation Plan”) subject to Section 409A of the Code is, and has been operated in such manner as to be, in compliance with Section 409A of the Code.

(e)           Neither the execution and delivery of this Agreement or the consummation of the Merger or any of the Transactions (either alone or in conjunction with any other event) will, except as otherwise set forth in Section 3.13(e) of the Company Disclosure Letter, (i) entitle any current or former employee, officer, director or consultant of the Company or any Company Subsidiary (each, a “Company Participant”) to enhanced severance or termination pay, change in control or similar payments or benefits, (ii) result in, cause the accelerated vesting or delivery of, or increase the amount or value of, any payment or benefit to any Company Participant, (iii) trigger any payment or funding (through a grantor trust or otherwise) of any compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, or increase the cost of, any Company Benefit Plan or Company Benefit Agreement or (iv) result in any breach or violation of, or a default under, any Company Benefit Plan or Company Benefit Agreement.  The total amount of all payments and the fair market value of all non-cash benefits (other than benefits pursuant to the Company Stock Options or any Company Stock Awards that may become payable or be provided to any Company Participant under the Company Benefit Plans and Company Benefit Agreements (assuming for such purpose that such individual’s employment were terminated immediately following the Effective Time as if the Effective Time were the date hereof) will not exceed the amount set forth in Section 3.13(e) of the Company Disclosure Letter.  Except as set forth in Section 3.13(e) of the Company Disclosure Letter, notwithstanding any oral or written representation to the contrary, no Company Participant is entitled to any gross-up, make-whole or other additional payment from the Company or any Company Subsidiary in respect of any Tax (including federal, state, local or foreign income, excise or other Taxes (including Taxes imposed under Section 409A of the Code)) or interest or penalty related thereto.

(f)           No amount or other entitlement that could be received (whether in cash or property or the vesting of property) as a result of any of the Merger or any of the Transactions (alone or in combination with any other event) by any Company Participant who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) under any Company Benefit Plan, Company Benefit Agreement or other compensation arrangement would be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).  With respect to each Person set forth in Section 3.13(f)(ii) of the Company Disclosure Letter (the “Primary Company Executives”) of the Company Disclosure Letter sets forth (i) a complete and accurate list of the Company’s reasonable, good faith estimate of the maximum amount that could be received (whether in cash or property or the vesting of property, and including the amount of any Tax gross up) by each Primary Company Executive as a result of any of the Merger or any of the Transactions (alone or in combination with any other event) under all Company Benefit Agreements and Company Benefit Plans and (ii) the “base amount” (as defined in Section 280G(b)(3) of the Code) for each Primary Company Executive, estimated as of the date of Closing.

Section 3.14                      Labor and Employment Matters.

(a)    The Company and the Company Subsidiaries are neither party to, nor bound by, any labor agreement, collective bargaining agreement, work rules or practices, or any other labor-related agreements or arrangements with any labor union, labor organization or works council; there are no labor agreements, collective bargaining agreements or any other labor-related agreements that pertain to any of the employees of the Company or the Company Subsidiaries; and no employees of the Company or the Company Subsidiaries are represented by any labor organization with respect to their employment with the Company or the Company Subsidiaries.

(b)           No labor union, labor organization, works council, or group of employees of the Company or the Company Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority.  The Company and the Company Subsidiaries have no knowledge of any labor union organizing activities with respect to any employees of the Company or the Company Subsidiaries within the past three (3) calendar years.

(c)           Within the past three (3) calendar years, there has been no actual or, to the knowledge of the Company or the Company Subsidiaries, threatened material labor arbitrations, material grievances, labor disputes, strikes, lockouts, walkouts, slowdowns, work stoppages, or picketing by any employee of the Company or the Company Subsidiaries, against or affecting the Company or the Company Subsidiaries.

(d)           The Company and the Company Subsidiaries are in compliance in all material respects with all applicable Laws respecting employment and employment practices, including all Laws respecting terms and conditions of employment, health and safety, wages and hours, child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance.

(e)           The Company and the Company Subsidiaries are not delinquent in any material respect in payments to any employees or former employees for any services or amounts required to be reimbursed or otherwise paid.

(f)           To the knowledge of the Company, no employee of the Company or any Company Subsidiary is in any respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, duty to shareholders, non-competition agreement, restrictive covenant or other obligation to a former employer of any such employee relating (i) to the right of any such employee to be employed by the Company or the Company Subsidiaries or (ii) to the knowledge or use of trade secrets or proprietary information.

(g)           Each employee of the Company and the Company Subsidiary has all work permits, immigration permits, visas or other authorizations required by applicable Law for such employee given the duties and nature of such employee’s employment.

(h)           To the knowledge of the Company, none of the current employees of the Company and the Company Subsidiaries at or above the level of vice president intends to terminate his or her employment.

(i)           The Company and the Company Subsidiaries are and have been in compliance with all notice and other requirements under the Worker Adjustment and Retraining Notification Act of 1988 or any similar foreign, state, provincial or local Law relating to plant closings and layoffs (collectively, the “WARN Act”).

(j)           Neither the Company or any Company Subsidiaries is or has been: (i) a “contractor” or “subcontractor” (as defined by Executive Order 11246), (ii) required to comply with Executive Order 11246 or (iii) required to maintain an affirmative action plan.

(k)           The execution of this Agreement and the consummation of the Transactions will not result in any breach or other violation of, or require any payment to be made under, any applicable Law respecting employment and employment practices in any country (or political subdivision thereof) which would, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect.

Section 3.15                      Real Property.

(a)    Neither the Company nor any of its Subsidiaries owns any real property.

(b)           Section 3.15(b) of the Company Disclosure Letter sets forth a list of all of the leases, subleases, licenses, occupancy agreements or other instruments or permits pursuant to which the Company or any of the Company Subsidiaries holds a leasehold or subleasehold estate or other right to use or occupy any interest in real property (the “Company Leases”) and each parcel of real property in which the Company or any of the Company Subsidiaries is a tenant, subtenant or occupant thereunder (the “Leased Real Property”).  The Company has delivered or made available to Parent true, correct and complete copies of the Company Leases, including all amendments, supplements and modifications thereto.  Except as set forth in Section 3.15(a) of the Company Disclosure Letter, (i) each Company Lease (A) constitutes a valid and binding obligation of the Company or the Company Subsidiary party thereto and (B) is enforceable against the Company or the Company Subsidiary that is a party thereto, except as limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights in general and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity), (ii) none of the Company or the Company Subsidiaries are in breach or default under any Company Lease, (iii) none of the Company or the Company Subsidiaries have received or delivered a written notice of default or objection to any party to any Company Lease to pay and perform its obligations, and, to the knowledge of the Company, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute a breach or default, or permit the termination, modification, cancellation or acceleration of rent under such Company Lease, (iv) the Company or one of the Company Subsidiaries, as applicable, holds a good and valid leasehold interest in all Leased Real Property free and clear of all Liens and (v) no brokerage commissions, fees or similar costs or expenses are owed by the Company or any of the Company Subsidiaries with respect to any Company Lease.

(c)           Except as set forth in Section 3.15(c) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary is a party to any lease, sublease, concession agreement, use and occupancy agreement, assignment or similar arrangement under which the Company or any of the Company Subsidiaries is a landlord, sublessor, sublicensor or assignor of any of the Leased Real Property.

Section 3.16                      Environmental Matters.

(a)    Each of the Company and the Company Subsidiaries has been at all times and is in compliance with all applicable Environmental Laws, including possessing all Environmental Permits required for its operations under applicable Environmental Laws, except for such noncompliance as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  To the extent that any applicable Environmental Law requires the Company or any Company Subsidiary to have filed applications to renew any such Environmental Permits, the Company and each such Company Subsidiary has filed such applications in accordance with the time periods set forth in such Environmental Law in order to allow continued operation in accordance with the terms of such Environmental Permits, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)           Each of the Company and the Company Subsidiaries is in compliance with all laws, regulations, directives and requirements relating to or governing (including obtaining any necessary governmental approvals, authorizations and permits) the importation, use, distribution and disposal of any materials, chemicals, equipment and substances within any member state of the European Union, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c)           There is no pending or, to the knowledge of the Company, threatened Environmental Claim against the Company or any Company Subsidiary or, to the knowledge of the Company, against any person whose Liability for any Environmental Claim the Company or any Company Subsidiary has retained or assumed, that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(d)           Neither the Company nor any Company Subsidiary has received notice from any Person, including any Governmental Entity, alleging that the Company or such Company Subsidiary has been or is in violation or potentially in violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, except with respect to matters that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Neither the Company nor any Company Subsidiary has received any requests for information from any Person, including any Governmental Entity, with respect to any matter that could result in liability pursuant to any Environmental Law, including requests for information pursuant to the federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), except with respect to such matters that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(e)           Neither the Company nor any Company Subsidiary is a party or subject to any Order pursuant to Environmental Laws that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(f)           There have been no Releases or threatened Releases of Hazardous Substances on or underneath any real property currently or, to the knowledge of the Company, formerly owned, leased, or operated by the Company or any Company Subsidiary that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(g)           To the knowledge of the Company, there are no conditions or circumstances, including pending or proposed Environmental Laws or any changes or amendments to existing Environmental Laws or Environmental Permits that would be reasonably likely to require the Company or any Company Subsidiary to incur expenditures or conduct any Cleanup under any current Environmental Laws that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(h)           There are no past or present actions, activities, circumstances, conditions, events or incidents, including the Release or threatened Release of Hazardous Substances, that would reasonably be expected to form the basis of any Environmental Claim against the Company or any Company Subsidiary or, to the knowledge of the Company, against any Person whose liability for any Environmental Claim the Company or any Company Subsidiary has retained or assumed either contractually or by operation of law, or otherwise would reasonably be expected to result in any costs or liabilities under Environmental Law, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(i)           The Company has provided or made available to Parent all material assessments, reports, data, results of investigations or audits, and other information that is in the possession of or reasonably available to the Company or any Company Subsidiary regarding environmental matters pertaining to or the environmental condition of the business of the Company or any Company Subsidiary, or the compliance (or noncompliance) by the Company or any Company Subsidiary with any Environmental Laws.

(j)           Neither the Company nor any Company Subsidiary is required by any Environmental Law or by virtue of the Merger or the Transactions, or as a condition to the effectiveness of the Merger or any of the Transactions, (i) to perform a site assessment or investigation for Hazardous Substances, (ii) to remove or remediate Hazardous Substances, or (iii) except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (A) to give notice to or receive approval from any Governmental Entity, or (B) to record or deliver to any person or entity any disclosure document or statement pertaining in any way to environmental matters.

(k)           In the ordinary course of business, the Company or the Company Subsidiaries, as appropriate, (i) conducts a periodic review of the effect of Environmental Laws on their business, operations and properties, and the Company has identified and evaluated associated costs and liabilities, and any capital or operating expenditures, required for Cleanup, closure of properties or compliance with Environmental Laws, including, but not limited, the impacts of greenhouse gas regulations or restrictions, or the effects on any permit, license or approval, any constraints on operating activities, and any potential liabilities to third parties; and

(ii) has conducted environmental investigations of, and has reviewed information regarding, their business, properties and operations, and those of other properties within the vicinity of their businesses, properties and operations; and, on the basis of such reviews, investigations and inquiries, the Company has reasonably concluded that, except as disclosed in the SEC Reports, any costs and liabilities associated with such matters would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.17                      Intellectual Property.

(a)    Section 3.17(a) of the Company Disclosure Letter sets forth a true and complete list, including the record owner or owners, of all (i) issued Patents and Patent applications, (ii) Trademark registrations and applications and material unregistered Trademarks, and (iii) Copyright registrations and applications and material unregistered Copyrights (including material Software), in each of the foregoing (i), (ii), and (iii), that is owned or exclusively licensed by the Company or any Company Subsidiary in any jurisdiction in the world.  The Company and/or Company Subsidiaries are the sole and exclusive beneficial and, with respect to applications and registrations, record owner of all of the Intellectual Property owned by the Company or any Company Subsidiary and set forth in Section 3.17(a) of the Company Disclosure Letter, and all such Intellectual Property is subsisting, valid, and enforceable.

(b)           The Company or a Company Subsidiary owns or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property used in or held for use for the conduct of its business as currently conducted, and to the knowledge of the Company, as currently proposed to be conducted.  The Company or a Company Subsidiary is the record and beneficial owner of, or is licensed to use (in each case free and clear of any Liens) all Intellectual Property that is material to the conduct of the business of the Company and the Company Subsidiaries, taken as a whole, as currently conducted.

(c)           The IP Contracts are valid and legally enforceable, and free and clear of all Liens.  The Company has provided Parent and Merger Sub with access to true and complete copies of all IP Contracts.  The Company or any Company Subsidiary have not licensed or sublicensed its rights in any Intellectual Property other than pursuant to the IP Contracts, and no royalties, honoraria or other fees are payable by the Company or any Company Subsidiary for the use of or right to use any Intellectual Property rights, except pursuant to the IP Contracts.

(d)           Except as set forth in Section 3.17(d) of the Company Disclosure Letter, the conduct of the business of the Company and the Company Subsidiaries as currently conducted, and the conduct of the business as conducted in the past six (6) years does not misappropriate, infringe, dilute or otherwise violate and has not misappropriated, infringed, diluted or otherwise violated, any Person’s Intellectual Property rights.  There has been not been any Litigation asserted or threatened (including in the forms of offers or invitations to obtain a license) in the past six (6) years against the Company or any Company Subsidiary (A) (1) alleging such misappropriation, infringement, dilution or other violation of any Person’s Intellectual Property rights, (2) challenging the Company’s or any Company Subsidiary’s ownership or use of, or the registrability or maintenance of, any Intellectual Property, (3) challenging the validity or enforceability of any Intellectual Property owned or exclusively licensed by the Company or any Company Subsidiary, (4) alleging that the use by the Company or any Company Subsidiary of Intellectual Property licensed to the Company or any Company Subsidiary is in breach of any applicable grant, license, agreement, instrument or other arrangement pursuant to which the Company or any Company Subsidiary or any of their respective Affiliates acquired the right to use such Intellectual Property, or (5) alleging misuse or antitrust violations arising from the use or other exploitation by the Company or any Company Subsidiary of any Intellectual Property, and (B) there is no valid basis for any Litigation regarding any of the foregoing in (A)(1), (A)(2), (A)(3), (A)(4) or (A)(5); no Intellectual Property has been or is being used or enforced by the Company or any Company Subsidiary or by any of their licensors, in a manner that, individually or in the aggregate, is reasonably likely to result in the cancellation, invalidity or unenforceability of such Intellectual Property.

(e)           Except as set forth in Section 3.17(e) of the Company Disclosure Letter, to the knowledge of the Company, (i) no Person is misappropriating, infringing, diluting or otherwise violating, either directly or indirectly, any Intellectual Property owned, used, or held for use by the Company or any of the Company Subsidiaries in the conduct of the business, and (ii) during the past six (6) years, no Person has misappropriated, infringed, diluted, or otherwise violated, either directly or indirectly, any Intellectual Property owned, used, held for use by the Company or any of the Company Subsidiaries, and except as set forth on Section 3.17(e) of the Company Disclosure Letter, no such Litigation has been brought or threatened against any Person during the past six (6) years by the Company or any of the Company Subsidiaries, or, to the knowledge of the Company, any other Person.

(f)           Neither the Company nor any Company Subsidiary has granted any Person any right to control the prosecution or registration of any material Intellectual Property or to bring, defend or otherwise control any Litigations with respect to any Intellectual Property owned, used, or held for use by the Company or any of the Company Subsidiaries, except as expressly permitted under an IP Contract.

(g)           Neither the Company nor any Company Subsidiary has entered into nor is subject to any Orders, consents, indemnifications, forbearances to sue, licenses or other arrangements in connection with the resolution of any disputes or Litigation that (A) restricts the Company or any Company Subsidiaries with respect to any material Intellectual Property, (B) restricts the Company’s or any Company Subsidiary’s businesses in any material manner in order to accommodate any Person’s Intellectual Property, or (C) permits any Person to use any material Intellectual Property, in each case except as expressly permitted under an IP Contract.

(h)           The Company and each Company Subsidiary has implemented reasonable measures to maintain the confidentiality of the Trade Secrets and other proprietary information.  Each current or former employee, officer and contractor of the Company and any Company Subsidiary has executed a proprietary information and inventions agreement and no current or former employee, officer or contractor of the Company or any Company Subsidiary has excluded works or inventions from his or her assignment of inventions pursuant to such employee’s, officer’s or contractor’s proprietary information and inventions agreement.  To the knowledge of the Company, there has not been any disclosure of any material confidential information of the Company or any Company Subsidiary (including any such information of any other Person disclosed in confidence to the Company or any Company Subsidiary) to any Person in a manner that has resulted or is likely to result in the loss of rights in and to such information.

(i)           Except as set forth in Section 3.17(i) of the Company Disclosure Letter, the Company and each Company Subsidiary has at all times complied with all applicable Laws, as well as its own rules, policies, and procedures, relating to privacy, data protection, and the collection and use of personal information collected, used, or held for use by the Company or any Company Subsidiary.  No Litigation has been asserted or threatened against the Company or any Company Subsidiary alleging a violation of any Person’s privacy or personal information or data rights and the consummation of the Transactions will not breach or otherwise cause any violation of any Law or rule, policy, or procedure relating to privacy, data protection, or the collection and use of personal information collected, used, or held for use by or on behalf of the Company or Company Subsidiaries in the conduct of the business.  The Company and Company Subsidiaries takes reasonable measures to ensure that such information is protected against unauthorized access, use, modification or other misuse.

(j)           No funding, facilities or personnel of any governmental body were used, directly or indirectly, to develop or create, in whole or in part, any Intellectual Property rights owned, used, or held for use by the Company or any Company Subsidiary.

(k)           No current or former partner, director, shareholder, officer, contractor or employee of the Company or any Company Subsidiaries will, after giving effect to the Transactions, own or retain any rights to use any of the Intellectual Property owned, used, or held for use by the Company or any Company Subsidiary.

(l)           With respect to the use of the Software in the business, (i) no capital expenditures are necessary with respect to such use other than capital expenditures in the ordinary course of business that are consistent with the past practice of the Company or Company Subsidiaries and (ii) the Company or Company Subsidiaries have not experienced any material defect in such Software, including any material error or omission in the processing of any transactions other than defects which have been corrected.  With respect to the Software used or held for use in the business, to the knowledge of the Company, no such Software is subject to the terms of any “open source” or other similar license that provides for any source code of the Software to be disclosed, licensed, publicly distributed or dedicated to the public.

Section 3.18                      Commercial Relationships.

(a)    Section 3.18(a) of the Company Disclosure Letter sets forth the fifteen (15) largest customers of the Company and the Company Subsidiaries for the fiscal year ended December 31, 2013.  As of the date of this Agreement, neither the Company nor any Company Subsidiary has received notification (whether written or oral) that any such customer intends to terminate or adversely change its relationship with the Company or any Company Subsidiary.

(b)           Section 3.18(b) of the Company Disclosure Letter sets forth: (i) any supplier of goods in the ordinary course of business to the Company and the Company Subsidiaries for the fiscal year ended December 31, 2013 with payments in excess of $25,000;

(ii) all contract manufacturers used by the Company or the Company Subsidiaries and (iii) any sole source supplier of the Company or any Company Subsidiary.  As of the date of this Agreement, neither the Company nor any Company Subsidiary has received notification (whether written or oral) that any such supplier, contract manufacturer or sole supplier intends to terminate or adversely change its relationship with the Company or any Company Subsidiary.

Section 3.19                      Shareholder Rights Agreements.

  Neither the Company nor any Company Subsidiary has adopted, or intends to adopt, a shareholder rights agreement, “poison pill” or other similar plan or agreement which limits or impairs the ability to purchase, or become the direct or indirect beneficial owner of, shares or any other equity or debt securities of the Company or any Company Subsidiary.

Section 3.20                      Brokers.

  No broker, investment banker, financial advisor or other Person, other than Burrill Securities LLC, the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger, this Agreement or any of the Transactions based upon arrangements made by or on behalf of the Company.  The Company has furnished to Parent a true and complete copy of all agreements between the Company and Burrill Securities LLC and any other brokers, finders, counsel, consultants, investment bankers, underwriters, accountants, auditors or other experts or advisors relating to the Merger and the Transactions.

Section 3.21                      Insurance.

(a)    Section 3.21(a) of the Company Disclosure Letter sets forth each of the insurance policies in force naming the Company, any of the Company Subsidiaries or employees thereof as an insured or beneficiary or as a loss payable payee or for which the Company or any Company Subsidiary has paid or is obligated to pay all or part of the premiums (the “Insurance Policies”).  Each of the Company and the Company Subsidiaries has complied in all material respects with the provisions of each Insurance Policy and the premiums due thereon have been paid in full.  No insurer under any Insurance Policy has provided notice to the Company or any Company Subsidiary (i) of any pending or threatened cancellation or premium increase (retroactive or otherwise) (ii) disclaiming liability under any Insurance Policy or (iii) indicating any intent to take any action set forth in clause (i) or (ii).

(b)           Section 3.21(b) of the Company Disclosure Letter sets forth all claims since January 1, 2010, if any, by the Company or any Company Subsidiary that have been made, are pending, or are anticipated to be made, under any Insurance Policy or bond, including the nature of the claim, date of loss, date of claim, amount of insurance claim, amount of insurance proceeds collected and, with respect to pending claims, whether the insurer has denied or disputed coverage or has reserved its rights.

Section 3.22                      Information Supplied.

  The information furnished in writing by the Company specifically for inclusion in the Proxy Statement or any other filings contemplated by this Agreement will not, at the time the Proxy Statement is first mailed to the shareholders of the Company, at the time of the Company Shareholders Meeting or at the time filed with the SEC or at the time of any amendment or supplement thereof, or, in the case of any other filing, at the date it is first mailed to the Company’s shareholders or at the date it is first filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUB

Except as set forth in the written disclosure letter delivered by Parent and Merger Sub to the Company in connection with the execution and delivery of this Agreement (the “Parent Disclosure Letter”) (with specific reference to the particular Section or subsection of this Agreement to which the information set forth in such Parent Disclosure Letter relates; provided, that any information set forth in one section of the Parent Disclosure Letter shall be deemed to apply to each other Section or subsection thereof or hereof as appropriate if it is readily apparent on its face that such information relates to such other Section or subsection), Parent and Merger Sub hereby represent and warrant to the Company as of the date hereof and as of the Closing Date (except to the extent any such representation or warranty is made as of an earlier date, in which case, as of such earlier date), as follows:

Section 4.1                      Organization and Good Standing.

  Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation.  Parent is the legal and beneficial owner of all of the issued and outstanding capital stock of Merger Sub.  Merger Sub was formed at the direction of Parent solely for the purposes of effecting the Merger and the Transactions.

Section 4.2                      Authority.

(a)    Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the Merger and the Transactions.  The execution, delivery and performance by each of Parent and Merger Sub of this Agreement, and the consummation by each of Parent and Merger Sub of the Merger and the Transactions, have been duly authorized by all necessary corporate action on the part of each of Parent and Merger Sub and no other corporate proceedings on the part of each of Parent or Merger Sub, respectively, are necessary to authorize this Agreement or to consummate the Merger and the Transactions (other than the filing and recordation of appropriate merger documents as required by the NCBCA).  This agreement has been duly executed and delivered by each of Parent and Merger Sub, as applicable, and, assuming the due authorization, execution and delivery by the other party hereto, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms subject, as to enforcement of remedies, to bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the rights and remedies of creditors generally and to the effect of general principles of equity.  The affirmative vote of a majority of the total votes cast by holders of common stock, without par value, of Merger Sub entitled to vote is the only vote of the holders of capital stock of Merger Sub necessary to approve and adopt this Agreement, the Merger and the Transactions.

(b)           The board of directors of Parent, at a meeting duly called and held (or acting by written consent) duly and unanimously adopted resolutions approving and adopting this Agreement, the Merger and the Transactions.

(c)           The board of directors of Merger Sub, at a meeting duly called and held (or acting by written consent) duly and unanimously adopted resolutions (i) determining that the Merger, upon the terms and subject to the conditions set forth in this Agreement, is advisable, fair to and in the best interests of, Parent as the sole shareholder of Merger Sub, and (ii) recommending the approval and adoption of this Agreement and approval of the Merger by Parent, as the sole shareholder of Merger Sub, upon the terms and subject to the conditions set forth herein.

(d)           Parent, in its capacity as sole shareholder of Merger Sub, has unanimously adopted and approved this Agreement, the Merger and the Transactions upon the terms and subject to the conditions set forth herein.

Section 4.3                      No Conflict.

  Neither the execution and delivery of this Agreement by each of Parent and Merger Sub do not, nor the consummation of the Merger by Merger Sub nor the performance of this Agreement by each of Parent and Merger Sub will (a) conflict with or violate (i) the Amended and Restated Certificate of Incorporation of Parent or the Amended and Restated Bylaws of Parent or (ii) the Articles of Incorporation of Merger Sub or the Bylaws of Merger Sub, (b) assuming compliance with Section 4.4, conflict with or violate any Law or any Order or any rule or regulation of any securities exchange on which Parent’s common stock is listed for trading, or (c) result in a breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, give to others any right of termination, amendment, acceleration or cancellation of, result in the triggering of any payment or other obligation or any right of consent, or result in the creation of a Lien on any property or asset of Parent or any of its Subsidiaries pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or any property or asset of any of them is bound or affected except, in the case of clauses (b) and (c) above, for any such conflicts, violations, breaches, defaults or other occurrences which would not reasonably be expected to prevent or materially delay the consummation of the Merger or Transactions.

Section 4.4                      Required Filings and Consents.

  The execution and delivery by Parent and Merger Sub of this Agreement does not, and the performance by Parent and Merger Sub of this Agreement will not, require any consent, approval, order, authorization or permit of, or declaration, registration, filing with, or notification to, any Governmental Entity, except for (i) applicable requirements, if any, of (A) the Exchange Act, (B) the NCBCA to file the Articles of Merger or other appropriate documentation and (C) Nasdaq and (ii) the Gaming Approvals set forth in Section 4.4 of the Parent Disclosure Letter (excluding, however, the Surrender Jurisdictions)  and such notifications as Parent and Merger Sub are obligated to make as holders of gaming licenses in certain jurisdictions.

Section 4.5                      Information Supplied.

 The information furnished in writing to the Company by Parent and Merger Sub specifically for inclusion in the Proxy Statement or any other filings contemplated by this Agreement will not, at the time the Proxy Statement is first mailed to the shareholders of the Company, at the time of the Company Shareholders Meeting or at the time filed with the SEC or at the time of any amendment or supplement thereof, or, in the case of any other filing, at the date it is first mailed to the Company’s shareholders or at the date it is first filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 4.6                      Ownership and Operations of Merger Sub.

  Parent owns beneficially and of record all of the outstanding capital stock of Merger Sub.  Merger Sub was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

Section 4.7                      Brokers.

  No broker, investment banker, financial advisor or other Person, other than Wells Fargo Securities, the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or any of the Transactions based upon arrangements made by or on behalf of Parent.

ARTICLE V

COVENANTS

Section 5.1                      Conduct of Company’s Business Pending the Merger

(a)    From the date of this Agreement until the Effective Time, except as otherwise consented to by Parent in writing (including by electronic mail), which consent shall not be unreasonably withheld or delayed, and except as set forth in Section 5.1(a) of the Company Disclosure Letter or as otherwise explicitly contemplated by this Agreement, (i) the Company shall, and shall cause the Company Subsidiaries to, conduct their respective businesses only in, and the Company and the Company Subsidiaries shall not take any action except in, the ordinary course of business consistent with past practice and (ii) the Company and the Company Subsidiaries shall use their reasonable best efforts to preserve intact their business organizations, to preserve their assets and properties in good repair and condition, to keep available the services of their current officers and employees and to preserve, in all material respects, the current relationships of the Company and the Company Subsidiaries with customers, suppliers, licensors, licensees, distributors, regulators and other Persons with which the Company or the Company Subsidiaries have business dealings.

(b)           Without limiting the generality of the foregoing, except as set forth in Section 5.1(b) of the Company Disclosure Letter or as otherwise explicitly contemplated by this Agreement, from the date of this Agreement until the Effective Time, except as otherwise consented to by Parent in writing (including by electronic mail), the Company shall not, nor shall the Company permit any of the Company Subsidiaries to:

(i)           amend the Company Organizational Documents or the certificate of incorporation or bylaws (or equivalent organizational documents) of any Company Subsidiary;

(ii)           declare or pay any dividends on or make other distributions (whether in cash, stock or property) in respect of any of its capital stock or other equity interests except for dividends and distributions by a direct or indirect wholly owned Company Subsidiary to its parent;

(iii)           subdivide, reclassify, recapitalize, split, combine or exchange or enter into any similar transaction with respect to any of its capital stock or other equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests, except for any split, combination or reclassification of capital stock of a wholly owned Company Subsidiary, or any issuance or authorization or proposal to issue or authorize any securities of a wholly owned Company Subsidiary to the Company or another wholly owned Company Subsidiary;

(iv)           repurchase, redeem or otherwise acquire any shares of its capital stock or other equity interests or any Company Stock Rights, other than in connection with (A) the forfeiture or expiration of outstanding Company Options and (B) the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to the exercise of Company Options pursuant to any obligations contained in the Company Stock Plans;

(v)           issue, deliver or sell, or authorize, propose or reserve for issuance, delivery or sale, or otherwise encumber, any shares of its capital stock or any Company Stock Rights, other than the issuance of shares in the ordinary course of business and consistent with past practice upon the exercise of Company Options that are outstanding on the date of this Agreement in accordance with their present terms;

(vi)           create, assume or incur any Indebtedness for borrowed money or guaranty any such Indebtedness of another Person, or repay, redeem or repurchase any such Indebtedness;

(vii)           make any loans, advances or capital contributions to, or any investments in, any other Person (other than loans or advances between any wholly owned Company Subsidiaries or between the Company and any wholly owned Company Subsidiaries);

(viii)            (A) sell, assign, lease, sublease, license, sell and leaseback, mortgage, pledge or otherwise encumber or dispose of any assets or properties that are material, individually or in the aggregate, to the Company or any Company Subsidiary, or (B) enter into, modify, supplement or amend any lease or sublease of real property;

(ix)           directly or indirectly acquire (A) by merging or consolidating with, or by purchasing assets of, or by any other manner, any division, business or equity interest of any Person (including in a transaction involving a tender or exchange offer, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction) or (B) any material assets;

(x)           adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization of the Company or any of the Company Subsidiaries (other than this Agreement);

(xi)           implement or adopt any change in its accounting methods, principles or policies other than as may be required by applicable Law or GAAP and as concurred with by the Company’s independent auditors;

(xii)           (A) amend any of the terms or conditions of employment for any of its directors or officers, (B) adopt, enter into, terminate or amend any Company Benefit Plan, Company Benefit Agreement (or any plan or agreement that would be a Company Benefit Plan or Company Benefit Agreement if it were in effect on the date of this Agreement) or collective bargaining agreement or any other labor agreement, (C) increase in any manner the compensation or benefits of, or pay any bonus to, any Company Participant, (D) enter into or amend any Contract with any employee benefit provider relating to any Company Benefit Plan or Company Benefit Agreement (or any plan or agreement that would be a Company Benefit Plan or Company Benefit Agreement if it were in effect on the date of this Agreement), (E) grant any awards under any Company Benefit Plan (including the grant of stock options, stock appreciation rights, performance units, restricted stock, deferred stock awards, stock purchase rights or other stock-based or stock-related awards) or remove or modify existing restrictions in any Company Benefit Plan or Company Benefit Agreement on any awards made thereunder, (F) take any action to accelerate the vesting or payment of any compensation or benefits under any contract, Company Benefit Plan, Company Benefit Agreement or Company Stock Award, or (G) make any material determination under any Company Benefit Plan or Company Benefit Agreement that is inconsistent with the ordinary course of business or past practice;

(xiii)           hire any person to be employed by the Company or any Company Subsidiary or terminate the employment of any employee of the Company or any Company Subsidiary, provided that the Company shall be entitled to replace an existing employee who terminates his or her employment with the Company at a compensation rate commensurate with what is market for such employee;

(xiv)           modify or amend in any material respect or terminate or cancel or waive, release or assign any material rights or claims with respect to, any Company Material Contract or enter into any agreement or contract that would qualify as a Company Material Contract;

(xv)           pay, loan or advance (other than the payment of compensation, directors’ fees or reimbursement of expenses in the ordinary course of business consistent with past practice, including pursuant to existing indemnification agreements with officers and directors) any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement with, any of its employees, officers or directors or any Affiliate or Associate of any of its employees, officers or directors;

(xvi)           form or commence the operations of any business or any corporation, partnership, joint venture, business association or other business organization or division thereof or enter into any new line of business that is material to Company and the Company Subsidiaries, taken as a whole;

(xvii)           (A) make, change, or revoke any material Tax election, (B) adopt or change any method of Tax accounting, (C) apply for any ruling or benefit with respect to Taxes, enter into any closing agreement or any other agreement relating to Taxes with any Governmental Entity or otherwise settle or compromise any Tax liability or surrender any claim for a refund of Taxes, (D) file any amended Tax Return or take any position on a Tax Return inconsistent with a position taken on a Tax Return previously filed, or (E) consent to any extension or waiver of the limitations period applicable to any claim or assessment with respect to Taxes;

(xviii)           (A) pay, discharge, settle or satisfy any claims, Litigation, Liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of Liabilities: (1) reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) included in the Company SEC Reports or (2) incurred in the ordinary course of business consistent with past practice or (B) cancel any material Indebtedness (individually or in the aggregate) or waive any claims or rights of substantial value;

(xix)           (A) make or agree to make any new capital expenditure or expenditures that are not budgeted for in the budget attached as Section 3.11(a)(vii) of the Company Disclosure Letter and exceed $5,000 individually or $10,000 in the aggregate, or (B) fail to make any capital expenditure or expenditures that are budgeted for in the budget attached as Section 3.11(a)(vii) of the Company Disclosure Letter;

(xx)           fail to take any action necessary or advisable to protect or maintain the Intellectual Property owned, used, licensed or held for use by the Company or any Company Subsidiary that is material to the conduct of the business of the Company or the Company Subsidiaries as currently conducted by the Company or the Company Subsidiaries, including, without limitation, the prosecution of all pending applications for Patents and Trademarks, the filing of any documents or other information or the payment of any maintenance or other fees related thereto, and the payment in full by the Closing of any license fees or royalties that are due and payable through the Closing Date;

(xxi)           except as necessary for the ordinary conduct of its business consistent with past practice, grant or acquire, agree to grant to or acquire from any Person, or dispose of or permit to lapse any rights to any Intellectual Property, or disclose or agree to disclose to any Person, other than representatives of the Parent, any Trade Secrets, or (ii) compromise, settle or agree to settle any one or more actions or institute any action concerning any Intellectual Property;

(xxii)           enter into any material Contract or other material transaction between the Company or any Company Subsidiary, on the one hand, and any Affiliate or Associate of the Company or any Company subsidiary on the other hand, other than in the ordinary course of business on terms no less favorable to the Company or Company Subsidiary, as applicable, than the terms governing such transactions with third parties;

(xxiii)           permit any insurance policy naming any the Company or any Company Subsidiary as a beneficiary or a loss payable payee to lapse, be canceled or expire unless a new policy with substantially identical coverage is in effect as of the date of lapse, cancellation or expiration;

(xxiv)           take any action that (A) would reasonably be expected to (1) result in the surrender, revocation, limitation, suspension, or non-renewal of any material Company Permits, (2) impose any material delay in the obtaining of, or significantly increase the risk of not obtaining, any consent, approval, order, authorization or permit of, or declaration, registration, filing with, or notification to, any Governmental Entity necessary to consummate the Merger or the Transactions or the expiration or termination of any applicable waiting period, or (3) significantly increase the risk of any Governmental Entity entering an Order prohibiting or impeding the consummation of the Merger or the Transactions or (B) otherwise would reasonably be expected to materially delay or impair the consummation of the Merger or the Transactions; and

(xxv)           authorize, or commit or agree to take, any of the foregoing actions.

(c)           Prior to the Closing Date, the Company shall, at Company’s expense, effect the necessary corrective change of ownership and recordings with all patent, trademark, and copyright offices and domain name registrars and other similar authorities where Intellectual Property owned by the Company or any of the Company Subsidiaries is recorded in the name of one or more legal predecessors of the Company or any of its Subsidiaries or any Person other than the Company or any of its Subsidiaries.

Section 5.2                      Access to Information; Confidentiality.

  Subject to the Bi-Lateral Confidentiality and Non-Disclosure Agreement between Parent and the Company, dated May 6, 2013 (the “Confidentiality Agreement”) and applicable Law, the Company shall, and shall cause each of the Company Subsidiaries to, afford to Parent and its officers, employees, accountants, counsel, financial advisors and other Representatives, full access at all reasonable times on reasonable notice during the period between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Section 7.1 to all their properties, books, contracts, commitments, personnel and records (provided, that such access shall not unreasonably interfere with the business or operations of the Company) and, during such period, the Company shall, and shall cause each of the Company Subsidiaries to, furnish promptly to Parent (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws, and (ii) all other information, including information concerning its business, properties, litigation matters, personnel and environmental compliance and property condition, as Parent may reasonably request, including monthly sales and recurring revenue reports by customer, monthly headcount reports, monthly cash reports, monthly accounts receivable reports and monthly reports on the average selling price of all products of the Company and the Company Subsidiaries; provided that nothing in this Section 5.2 shall require the Company to provide any access, or to disclose any information, if permitting such access or disclosing such information would (x) violate applicable Law, (y) violate any of its legal or contractual obligations with respect to confidentiality (provided, that the Company shall, upon the request of Parent, use its reasonable best efforts to obtain the required consent of any third party to such access or disclosure), or (z) result in the loss of attorney-client privilege (provided, that the Company shall use its reasonable best efforts to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege).  In addition, the Company and its officers and employees shall reasonably cooperate with Parent in Parent’s efforts to comply with the rules and regulations affecting public companies, including the Sarbanes-Oxley Act.  No review pursuant to this Section 5.2 shall affect or be deemed to modify any representation or warranty contained herein, the covenants or agreements of the parties hereto or the conditions to the obligations of the parties hereto under this Agreement.  Without derogating from the foregoing, and in furtherance thereof, from and after the date hereof until the Closing (or the earlier termination of this Agreement pursuant to Article VII), as available and in any event within fifteen (15) days after the end of each month ending during such period, the Company shall deliver to Parent monthly management reports of the Company and the Company Subsidiaries, in the form set forth on Section 5.2 of the Company Disclosure Letter, for each month ending during such period.  All information provided pursuant to this Section 5.2 shall be subject to the terms of the Confidentiality Agreement.

Section 5.3                      Notification of Certain Matters.

(a)    Parent shall give prompt notice to the Company and the Company shall give prompt notice to Parent, as the case may be, of the occurrence, or failure to occur, of any event, which occurrence or failure to occur is reasonably likely to cause (a)(i) any representation or warranty of such party contained in this Agreement that is qualified as to “materiality,” or “Company Material Adverse Effect” or “Parent Material Adverse Effect” to be untrue or inaccurate in any respect or (ii) any other representation or warranty of such party contained in this Agreement to be untrue or inaccurate in any material respect, in each case at any time from and after the date of this Agreement until the Effective Time, or (b) any material failure of Parent and Merger Sub or the Company, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement.  In addition, (i) the Company shall give prompt notice to Parent of any change or event having, or which would be reasonably likely to have, a Company Material Adverse Effect, (ii) Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, as the case may be, of any change or event which would be reasonably likely to result in the failure of any of the conditions set forth in Article VI to be satisfied, and (iii) each of Parent and the Company shall give prompt notice to the other after receiving or becoming aware of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Merger or any of the Transactions.  Notwithstanding the above, the delivery of any notice pursuant to this Section 5.3 will not limit or otherwise affect the representations, warranties, covenants or agreements of the parties, the remedies available hereunder to the party receiving such notice or the conditions to such party’s obligation to consummate the Merger or any of the Transactions.

Section 5.4                      Reasonable Best Efforts.

 (a)    Each party agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties to this Agreement in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the Transactions, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, licenses, permits, authorizations, orders and approvals from Governmental Entities and the making of all other necessary registrations and filings (including filings with Governmental Entities, if any), (ii) the obtaining of all consents, approvals or waivers from third parties necessary to consummate the Merger and the Transactions, (iii) the execution and delivery of any additional instruments reasonably necessary to consummate the Merger and the Transactions, and to fully carry out the purposes of this Agreement, and (iv) the providing of all such information concerning such party, its Subsidiaries, its Affiliates and the officers, directors, employees and partners of its Subsidiaries, and Affiliates, in each case, as may be reasonably requested in connection with any of the matters set forth in this Section 5.4(a).  Without limiting the generality of the foregoing, the Company and Parent agree to use their respective reasonable best efforts to obtain prior to the Closing each of the consents that are listed in Schedule 6.2(a) as soon as practicable after the date of this Agreement.

(b)           Each of the Company, Parent and Merger Sub agrees to or to cause its Affiliates to use its reasonable best efforts to take or cause to be taken all actions necessary, proper or advisable consistent with, and subject to, the other provisions of this Section 5.4,  to obtain all Gaming Approvals required to permit the parties hereto to consummate the transactions contemplated by this Agreement or necessary to permit Parent to acquire, own and operate the Company as promptly as reasonably practicable.  Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, in connection with the efforts referred to in Section 5.4(a) to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under any Gaming Law, use reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) avoid any action or proceeding by any Governmental Entity challenging the consummation of transactions contemplated hereby; (iii) keep the other party reasonably informed of any communication received by such party from, or given by such party to, any Governmental Entity, including any Gaming Authority, and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby (other than to the extent relating to private or personal information pertaining to any individual which may remain confidential), and consider in good faith the views of the other party in connection with any proposed communication, understanding or agreement with any Governmental Entity, including any Gaming Authority, with respect to the Merger or any of the Transactions; (iv) schedule and attend (or cause to be scheduled and attended) any hearings or meetings with Gaming Authorities to obtain the Gaming Approvals as promptly as possible; and (v) reasonably permit the other party to review any material communication given by it to, and consult with each other in advance of any meeting or conference, where reasonably practicable to do so, with, any Governmental Entity, including any Gaming Authority, or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by such applicable Governmental Entity or other Person, give the other party the opportunity to attend and participate in such meetings and conferences (telephonic or in person), where reasonably practicable to do so.

(c)           Notwithstanding anything in this Agreement to the contrary, in no event shall any party hereto be obligated to propose or agree to accept any undertaking or condition, to enter into any consent decree, to make any divestiture, to accept any operational restriction, or take any other action that, in its reasonable judgment, could be expected to limit the right of such party or its Affiliates to own or operate all or any portion of its respective business or of it or its Affiliates to own or operate any portion of its respective existing businesses or assets.

(d)           With respect only to those Gaming Approvals for the jurisdictions set forth in Section 5.4(d) of the Company Disclosure Letter, within fifteen (15) Business Days of the date of this Agreement, Parent will advise the Company in writing whether Parent elects to obtain any Gaming Approvals for any of the jurisdictions listed in Section 5.4(d) of the Company Disclosure Letter (any such jurisdictions as may be specified by Parent, the “Non-Surrender Jurisdictions”), in which case the Company, Parent and Merger Sub will comply with Section 5.4(b) of this Agreement with respect to such Non-Surrender Jurisdictions, and the parties agree that such Non-Surrender Jurisdictions will automatically be added to the “Required Gaming Approvals” set forth on Schedule 6.2(a).  For any of the remaining jurisdictions set forth on Section 5.4(d) of the Company Disclosure Letter that are not included in the Non-Surrender Jurisdictions (the “Surrender Jurisdictions”), the Company agrees to take all appropriate steps to cause any Gaming Approval in the Surrender Jurisdictions to be surrendered as of Closing.  The Company will keep Parent and Merger Sub reasonably informed of any communication received by the Company from, or given by the Company to, any Governmental Entity, including any Gaming Authority, with respect to such process and otherwise comply with the requirements of Section 5.4(b) hereof with respect to the Surrender Jurisdictions.

Section 5.5                      No Solicitation.

(a)    The Company shall not, nor shall it authorize or permit any of the Company Subsidiaries or its or their Representatives to, directly or indirectly, (i) solicit, initiate or encourage, or take any other action designed to, or which would reasonably be expected to, facilitate, any Company Takeover Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or access to, the properties, books or records of the Company or any Company Subsidiary in connection with, or otherwise cooperate with, any proposal that constitutes, or would reasonably be expected to lead to, any Company Takeover Proposal, or (iii) propose, agree or publicly announce an intention to take any of the foregoing actions.  The Company shall, and shall cause the Company Subsidiaries and its and their Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any proposal that constitutes, or would reasonably be expected to lead to, any Company Takeover Proposal and, upon request of Parent, the Company shall request the immediate return or destruction of all confidential information previously furnished to such Person.  Notwithstanding the foregoing, at any time prior to obtaining the Company Shareholder Approval, in response to a bona fide written Company Takeover Proposal that the Company Board in good faith determines (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes, or would reasonably be expected to lead to, a Superior Proposal, and which Company Takeover Proposal was not solicited by the Company, the Company subsidiaries or their respective Representatives after the date hereof, was made after the date hereof and did not otherwise result from a breach of this Section 5.5, the Company may, if a majority of the Company Board determines (after consultation with outside counsel) that it is necessary to take such actions in order to comply with its duties to the shareholders of the Company under applicable Law, and subject to compliance with this Section 5.5, and after giving Parent written notice of such determination, (x) furnish information with respect to the Company and the Company Subsidiaries to the Person making such Company Takeover Proposal (and its Representatives) pursuant to a customary confidentiality agreement (which agreement shall include a Qualifying Standstill) containing provisions allowing necessary disclosures to Parent pursuant to Section 5.5(b) and Section 5.5(c) hereof; provided, that (1) all such information has previously been provided to Parent or is provided to Parent prior to the time it is provided to such Person and (2) such customary confidentiality agreement expressly provides the right for the Company to comply with the terms of this Agreement, including Section 5.5(b) and Section 5.5(c), and (y) participate in discussions or negotiations with the Person making such Company Takeover Proposal (and its Representatives) regarding such Company Takeover Proposal.  Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 5.5 by any Representative or Affiliate of the Company or any Company Subsidiary shall be deemed to be a breach of this Section 5.5 by the Company.

The term “Company Takeover Proposal” means any inquiry, proposal or offer (whether in writing or otherwise) from any Person (other than Parent or Merger Sub) relating to, or that is reasonably expected to lead to, any direct or indirect acquisition or purchase, in one transaction or a series of transactions, of any assets or businesses that constitute 10% or more of the revenues or assets of the Company and the Company Subsidiaries, taken as a whole, or 10% or more of any class of equity securities of the Company or any Company Subsidiary, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 10% or more of any class of equity securities of the Company or any Company Subsidiary, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving the Company or any Company Subsidiary pursuant to which any Person or the shareholders of any Person would own 10% or more of any class of equity securities of the Company or any Company Subsidiary or of any resulting parent company of the Company, other than the Merger or any of the Transactions contemplated by this Agreement.

The term “Superior Proposal” means a bona fide proposal or offer constituting a Company Takeover Proposal that, if consummated, would result in the Person making such proposal or offer acquiring, directly or indirectly, all of the Company’s outstanding equity securities (or all of the outstanding equity securities of the surviving entity in a merger of the Company or the direct or indirect parent of the surviving entity in such a merger), or all or substantially all of the assets of the Company and the Company Subsidiaries, taken as a whole, which the Company Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) to be (i) more favorable to the shareholders of the Company from a financial point of view than the Merger, taking into account all relevant factors (including all the terms and conditions of such proposal and this Agreement (including any changes to the terms of this Agreement proposed by Parent in response to such offer or otherwise)) and (ii) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

The term “Qualifying Standstill” means a customary “standstill” provision that (i) does not contain any “sunset” or “fall-away” clause or any other clause or provision pursuant to which such “standstill” provision or any portion thereof may be suspended or may terminate prior to the expiration of its full term and (ii) prohibits the Person to whom it applies (and such Person’s Affiliates and any of their respective Representatives) from, until after the earlier of (A) the termination of this Agreement pursuant to Article VII and (B) the Effective Time, acquiring any voting securities of the Company, making any Company Takeover Proposal, commencing a tender or exchange offer with respect to any voting securities of the Company, initiating or participating in a proxy contest or consent solicitation relating to the Company or any transaction involving the Company or assisting, proposing or knowingly facilitating any of the foregoing, except that such “standstill” provision may allow such Person (or its Affiliates or any of their respective Representatives) to submit to the Company Board, or publish, a letter setting forth the proposed terms and conditions of a Company Takeover Proposal to acquire all of the issued and outstanding voting securities of the Company (provided, that such Company Takeover Proposal shall not constitute, or be accompanied by, a tender or exchange offer for any securities of the Company unless such tender or exchange offer is made pursuant to a “standstill” waiver by the Company in accordance with the requirements of Section 5.5(c)).

(b)           Neither the Company Board nor any committee thereof shall, (i)(A) withdraw (or qualify or modify in a manner adverse to Parent or Merger Sub), or publicly propose to withdraw (or qualify or modify in a manner adverse to Parent or Merger Sub), the Company Board Recommendation or otherwise repudiate the adoption, approval, recommendation or declaration of advisability by the Company Board or any such committee thereof of this Agreement, the Merger or the Transactions, (B) recommend, adopt, approve or declare advisable, or propose publicly to recommend, adopt, approve or declare advisable, any Company Takeover Proposal or (C) waive any “standstill”  in accordance with Section 5.5(c) (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) adopt, approve, recommend or declare advisable, or propose to adopt, approve, recommend or declare advisable, or allow the Company or any Company Subsidiary to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, or that is intended to or is reasonably expected to lead to, any Company Takeover Proposal (other than a confidentiality agreement referred to in Section 5.5(a) pursuant to and in accordance with the limitations set forth therein) (an “Alternative Acquisition Agreement”).  Notwithstanding the foregoing, at any time prior to obtaining the Company Shareholder Approval, the Company Board may make a Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.1(d)(i) and enter into a definitive agreement with respect to a Superior Proposal, if and only if the Company has received a Company Takeover Proposal that constitutes a Superior Proposal and a majority of the Company Board determines (after consultation with outside counsel) that it is necessary to take such action in order to comply with its duties to the shareholders of the Company under applicable Law; provided, however, that prior to making any Company Adverse Recommendation Change or terminating this Agreement pursuant to Section 7.1(d)(i) and entering into a definitive agreement with respect to a Superior Proposal, the Company shall (X) deliver written notice to Parent advising Parent that the Company Board intends to take such action (a “Company Notice of Adverse Recommendation”), including the terms and conditions of the Superior Proposal that is the basis of the proposed action by the Company Board, (Y) during the five (5) calendar day period following delivery of the Company Notice of Adverse Recommendation to Parent (the “Notice Period”), direct its outside counsel and financial advisor to negotiate with Parent in good faith (to the extent Parent in its discretion elects to negotiate) to make such adjustments to the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal and (Z) determine after expiration of the Notice Period, upon consideration of the results of such negotiations and giving effect to the proposals made by Parent, if any, that such Superior Proposal continues to constitute a Superior Proposal; provided, further, that, if during the Notice Period any amendments or modifications are made to the Superior Proposal and the Company Board in its good faith judgment determines (after consultation with its outside counsel and financial advisor of nationally recognized reputation) that such revisions are material (it being understood that any change in the purchase price or form of consideration in such Superior Proposal shall be deemed a material revision), the Company shall deliver a new Company Notice of Adverse Recommendation to Parent and shall comply with the requirements of this Section 5.5(b) with respect to such new Company Notice of Adverse Recommendation.

(c)           In addition to the obligations of the Company set forth in Section 5.5(a) and Section 5.5(b), (i) the Company shall promptly advise Parent orally and in writing (and in any case within twenty-four (24) hours) of any Company Takeover Proposal or any inquiry that would reasonably be expected to lead to any Company Takeover Proposal, the material terms and conditions of any such Company Takeover Proposal or inquiry (including any changes thereto) and the identity of the Person making any such Company Takeover Proposal or inquiry and (ii) the Company shall (A) keep Parent fully and promptly informed of the status and material details (including any change to any material term or condition thereof) of any such Company Takeover Proposal or inquiry and (B) provide to Parent promptly after receipt or delivery thereof copies of all correspondence and other written material sent or provided to the Company or any Company Subsidiary or any of their respective Representatives from any Person that describes any of the terms or conditions of any Company Takeover Proposal or inquiry.  Without limiting the generality of the foregoing, the Company shall promptly notify Parent if the Company determines to begin providing information to any third party related to a Company Takeover Proposal or determines to begin discussions with a third party related to a Company Takeover Proposal.  In addition, during the period from the date of this Agreement through the Effective Time, the Company shall not terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement entered into by the Company or any Company Subsidiary prior to the date of this Agreement.  Without derogating from the preceding sentence, if a majority of the Company Board determines that it is necessary, in order to comply with the Company Board’s duties to the shareholders of the Company under applicable Law, to permit a third party to commence a tender or exchange offer, then the Company may waive any “standstill” provision applicable to such third party contained in a confidentiality agreement entered into in accordance with Section 5.5(a) after the date of this Agreement to permit the commencement of such tender or exchange offer if and only if such tender or exchange offer (i) is for all of the outstanding voting securities of the Company and (ii) in connection therewith the Company shall have made a Company Adverse Recommendation Change in compliance with the provisions of Section 5.5(b).  Subject to the preceding sentence, during the period from the date of this Agreement through the Effective Time, the Company shall enforce, to the fullest extent permitted under applicable Law, the provisions of any and all confidentiality, “standstill” or similar agreements to which it is a party, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States of America or of any state having jurisdiction.

(d)           Nothing contained in this Agreement shall prohibit the Company from taking and disclosing to its shareholders a position contemplated by Rule 14(e)-2(a), Rule 14(d)-9, or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or from making any disclosure to the Company’s shareholders if, in the good faith judgment of the Company Board, after consultation with outside counsel, failure to so disclose would be inconsistent with applicable Law; provided, however, that all actions taken or agreed to be taken by the Company or the Company Board or any committee thereof shall comply with the provisions of this Section 5.5 (including the provisions related to a Company Adverse Recommendation Change).

Section 5.6                      Shareholder Litigation.

  The Company shall provide Parent prompt oral notice (to be confirmed in writing within twenty-four (24) hours following oral notice) of any Litigation brought by any shareholder of the Company against the Company, any Company Subsidiary and/or any of their respective directors relating to the Merger, this Agreement or any of the Transactions.  The Company shall give Parent the opportunity to participate (at Parent’s expense) in the defense or settlement of any shareholder Litigation against the Company and its directors relating to the Merger, this Agreement or any of the Transactions; provided, however, that no such settlement shall be agreed to without Parent’s prior written consent, which consent shall not be unreasonably withheld or delayed, except that Parent shall not be obligated to consent to any settlement which does not include full release of Parent and its Affiliates or which imposes an injunction or other equitable relief upon Parent or any of its Affiliates (including, after the Effective Time, the Surviving Corporation).

Section 5.7                      Indemnification; Director and Officer Insurance.

  For not less than six (6) years from and after the Effective Time, Parent agrees to, and to cause the Surviving Corporation to, indemnify and hold harmless all past and present directors, officers and employees of the Company to the same extent such Persons are indemnified as of the date of this Agreement by the Company pursuant to the Company Articles of Incorporation and Company Bylaws and indemnification agreements, if any, in existence on the date of this Agreement with any directors, officers or employees of the Company for acts or omissions occurring at or prior to the Effective Time; provided, however, that Parent agrees to, and to cause the Surviving Corporation to, indemnify and hold harmless such Persons from and after the Effective Time to the fullest extent permitted by Law for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger or any of the Transactions.  Parent shall cause the Surviving Corporation to provide, for an aggregate period of not less than six (6) years from the Effective Time, the Company’s current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is no less favorable than the Company’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 300% (three hundred percent) of the last annual premium paid prior to the date of this Agreement; provided, that Parent may substitute therefor a single premium tail coverage with respect to D&O Insurance at a level at least as favorable as in the D&O Insurance.

Section 5.8                      Public Announcements.

  The initial press release announcing this Agreement and the Transactions shall be a joint press release and thereafter, during the period between the date of this Agreement and the earlier of the Company Shareholder Approval and the termination of this Agreement in accordance with Section 7.1, the Company and Parent each shall obtain the prior consent of the other party prior to issuing any press releases or making other public statements and communications with respect to the Merger or any of the Transactions, except (i) as may be required by Law or by obligations pursuant to any listing agreement with or rules of Nasdaq, or (ii) in connection with any dispute between the parties regarding this Agreement, the Merger or the Transactions.  In addition, the Company and Parent shall develop a joint communications strategy and each party shall ensure that, during the period between the date of this Agreement and the earlier of the Company Shareholder Approval and the termination of this Agreement in accordance with Section 7.1, all press releases and other public statements and communications with analysts, members of the financial community or otherwise, with respect to the Merger or any of the Transactions shall be consistent in all material respects with such joint communications strategy, except in connection with any dispute between the parties regarding this Agreement, the Merger or any of the Transactions.

Section 5.9                      Preparation of Proxy Statement; Shareholders’ Meeting.

(a)    As promptly as practicable following the date of this Agreement, the Company shall prepare and file with the SEC, subject to the prior review, comment and approval of Parent (which approval shall not be unreasonably withheld or delayed), a proxy statement relating to the Company Shareholder Approval (such proxy statement, as amended or supplemented from time to time, the “Proxy Statement”), which shall include the Company Board Recommendation, subject to the right of the Company Board to make a Company Adverse Recommendation Change pursuant to Section 5.5.  The Company shall use its reasonable best efforts (i) to respond to the comments of the SEC and its staff, (ii) to have the Proxy Statement cleared by the SEC, and (iii) to cause the Proxy Statement to be mailed to the Company’s shareholders as promptly as practicable thereafter; provided, that (A) the Company shall advise Parent promptly of any request by the SEC for amendment of the Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information and (B) no filing of, or amendment or supplement to, the Proxy Statement shall be made by the Company without Parent’s prior consent (which shall not be unreasonably withheld or delayed) and without providing Parent the reasonable opportunity to review and comment thereon.  If at any time prior to the Effective Time any information relating to Parent or the Company or any Company Subsidiary, or any of their respective Affiliates, officers or directors, should become known to Parent or the Company or any Company Subsidiary which should be set forth in an amendment or supplement to the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the shareholders of the Company.

(b)           Each of the Company and Parent shall supply such information specifically for inclusion or incorporation by reference in the Proxy Statement necessary so that, at the date it is first mailed to the Company’s shareholders or at the time of the Company Shareholders’ Meeting, the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  Each of the parties hereto shall use their reasonable best efforts so that the Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder.

(c)           The Company shall take all action necessary to duly call, give notice of, convene and hold a meeting of its shareholders as promptly as practicable for the purpose of obtaining the Company Shareholder Approval (the “Company Shareholders’ Meeting”), including using its reasonable best efforts (unless the Company Board has made a Company Adverse Recommendation Change pursuant to Section 5.5(b)) to solicit proxies in favor of the adoption of this Agreement and to obtain the Company Shareholder Approval.  The Company shall ensure that the Company Shareholders’ Meeting is duly called, noticed, convened, held and conducted, and that all proxies solicited in connection with the Company Shareholders’ Meeting are solicited in compliance with applicable Law, the rules of Nasdaq and the Company Organizational Documents.  The Company’s obligation to call, give notice of and hold the Company Shareholders’ Meeting in accordance with this Section 5.9(c) shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Superior Proposal or other Company Takeover Proposal or by any Company Adverse Recommendation Change.  Without limiting the generality of the foregoing, the Company agrees that (i) unless this Agreement is terminated in accordance with Article VII, the Company shall not submit any Company Takeover Proposal to a vote of its shareholders and (ii) the Company shall not (without Parent’s prior written consent) adjourn, postpone or cancel (or propose to adjourn, postpone or cancel) the Company Shareholders’ Meeting, except to the extent required to obtain the Company Shareholder Approval in respect of this Agreement and the Merger.

Section 5.10                      Employees.

(a)    For a period of three (3) months following the Effective Time, Parent shall or shall cause the Surviving Corporation to provide the employees of the Company and the Company Subsidiaries who are employed immediately prior to the Effective Time (the “Covered Employees”) who remain employed during such period by Parent, the Surviving Corporation or any of their respective Subsidiaries with (i) a base salary and incentive compensation opportunity (excluding equity based compensation) which, taken as a whole, have a value substantially comparable, in the aggregate, to the base salary and incentive compensation opportunity (excluding equity based compensation) provided by the Company and the Company Subsidiaries immediately prior to the Effective Time and (ii) at Parent’s election, either (a) benefits which, taken as a whole, have a value substantially comparable, in the aggregate, to the benefits provided by the Company and the Company Subsidiaries immediately prior to the Effective Time or (b) benefits which, taken as a whole, have a value substantially comparable, in the aggregate, to those provided to similarly situated employees of Parent and its Subsidiaries from time to time.  In addition, Parent shall or shall cause the Surviving Corporation to provide Covered Employees whose employment is terminated by Parent or the Surviving Corporation with severance benefits in accordance with such employee’s individual employment agreement or, in the absence of any such agreement, in accordance with either, at Parent’s election, (i) the severance policy or practice of the Company in effect immediately prior to the Effective Time (as set forth in Section 5.10(a) of the Company Disclosure Letter), or (ii) the severance policy or practice of Parent in effect from time to time.  Parent shall have no obligation, and the Company shall take no action that would have the effect of requiring Parent or the Surviving Corporation, to continue any specific plans or to continue the employment of any specific Person.

(b)           For purposes of determining eligibility to participate in, and non-forfeitable rights under, but not for purposes of benefit accrual under, any employee benefit plan or arrangement of Parent or the Surviving Corporation or any of their respective Subsidiaries, Covered Employees shall receive service credit for service with the Company (and with any predecessor or acquired entities or any other entities for which the Company granted service credit) as if such service had been completed with Parent; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service.

(c)           To the extent applicable, Parent shall or shall cause the Surviving Corporation and any of their respective Subsidiaries to waive, or use reasonable best efforts to cause its insurance carriers to waive, any pre-existing condition limitation on participation and coverage applicable to any Covered Employee or any of his or her covered dependents under any health or welfare plan of Parent or the Surviving Corporation or any of their respective Subsidiaries (a “New Plan”) in which such Covered Employee or covered dependent shall become eligible to participate after the Effective Time to the extent such Covered Employee or covered dependent was no longer subject to such pre-existing condition limitation under the corresponding Company Benefit Plan in which such Covered Employee or such covered dependent was participating immediately before he or she became eligible to participate in the New Plan.  Parent shall or shall cause the Surviving Corporation or the relevant Subsidiary of either to provide each Covered Employee with credit for any co-payments and deductibles paid prior to the Effective Time and during the calendar year in which the Effective Time occurs under any Company Benefit Plan in satisfying any applicable co-payment and deductible requirements for such calendar year under any New Plan in which such Covered Employee participates after the Effective Time.

(d)           Nothing in this Section 5.10 shall (i) confer any rights or remedies of any kind or description upon any Covered Employee or any other Person other than the Company and Parent and their respective successors and assigns, (ii) be construed as an amendment, waiver or creation of or limitation on the ability to terminate any Company Benefit Plan or Company Benefit Agreement or benefit plan or agreement of Parent or (iii) limit the ability of the Parent, the Company, the Surviving Corporation or any of their respective Subsidiaries to terminate the employment of any Covered Employee at any time.

(e)           Except as otherwise directed by Parent, the Company and the Company Subsidiaries shall refrain from causing any employees of the Company or the Company Subsidiaries to suffer an “employment loss” or “layoff” as defined in the WARN Act, in the ninety-one (91) days prior to the Effective Time, without the prior consent of Parent.  Notwithstanding Section 5.8 of this Agreement, the Company and the Company Subsidiaries, as applicable, shall cooperate with and provide reasonable assistance to Parent or its agents in preparing and delivering any notices required or potentially required pursuant to the WARN Act (as determined by Parent in its sole discretion) to effectuate the termination of the employment of any employees of the Company or the Company Subsidiaries as of the Effective Time in compliance with the WARN Act; provided, however, that all such notices shall indicate that the terminations of employment are contingent upon the consummation of the Merger.

Section 5.11                      Rule 16b-3.

  Prior to the Effective Time, the Company shall use reasonable best efforts to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.12                      Takeover Statutes.

  The Company and the Company Board shall take all actions necessary so that the restrictions of any Takeover Statutes shall remain inapplicable to the Company, the Merger and any and all of the Transactions.  If any Takeover Statute becomes applicable to the Company, the Merger, or any other transaction contemplated hereby, the Company and the Company Board shall grant such approvals and take such actions as are necessary so that the Merger or any such transaction may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Company, the Merger, or any Transactions.

Section 5.13                      No Control of Other Party’s Business.

  Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Effective Time.  Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.14                      Delisting and Deregistration.

  Each of the parties agrees to cooperate with each other in taking, or causing to be taken, all actions necessary to delist Company Common Stock from Nasdaq and terminate registration of the Company Common Stock under the Exchange Act; provided, that such delisting and termination shall not be effective until after the Effective Time.

Section 5.15                      Indebtedness and Company Transaction Expenses.

(a)    As of the date of this Agreement and on the Closing Date (immediately prior to the Closing) and at the Effective Time, the Company and its Subsidiaries, taken as a whole, shall not have Indebtedness (in the aggregate) in excess of $950,000.

(b)           The Company shall not have Transaction Expenses (in the aggregate) in excess of $650,000.

Section 5.16                      Termination of Certain Agreements and Operations.

   Prior to the Closing, at Parent’s election, the Company shall and shall cause its Subsidiaries to implement the actions delineated in Section 5.16 of the Company Disclosure Letter with respect to termination of certain Contracts and operations of the Company and the other matters referenced therein.

Section 5.17                      Development of Certain Intellectual Property.

(a)    Prior to the Closing, the Company shall and shall cause its Subsidiaries to implement the actions delineated in Section 5.17(a) of the Company Disclosure Letter with respect to the development and ownership of certain intellectual property of the Company and the other matters referenced therein.

(b)           Without limiting anything else in this Agreement, the Company shall obtain, maintain and comply with all terms and conditions of any license used by the Company in the design, development and production of each of the Company’s products in order to enable continuous and uninterrupted design, development and production operations following the Closing and for a period of not less than six (6) months thereafter.  The Company also shall ensure that all license keys and passwords of the Company are made available to Parent as of the Closing.

ARTICLE VI

CONDITIONS

Section 6.1                      Conditions to the Obligation of Each Party.

  The respective obligations of the Company, Parent and Merger Sub to effect the Merger are subject to the satisfaction or waiver of the following conditions:

(a)           The Company Shareholder Approval shall have been duly obtained;

(b)           No applicable Law or Order shall be and remain in effect which has the effect of prohibiting the consummation of the Merger or any of the Transactions; and

(c)           There shall not be pending or threatened any Litigation by any Governmental Entity which challenges or seeks to enjoin the Merger or any of the Transactions.

Section 6.2                      Conditions to the Obligation of Parent and Merger Sub.

  The respective obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction or waiver of the following conditions:

(a)           the Gaming Approvals set forth in Schedule 6.2(a) (the “Required Gaming Approvals”) shall be in full force and effect and such Required Gaming Approvals will continue to be in full force and effect upon the Closing;

(b)           The Company shall have performed and complied, in all respects, with the covenants and obligations set forth in Section 5.16, Section 5.17(a) and Section 5.18, to the sole reasonable satisfaction of Parent, and shall have performed and complied, in all material respects, with all of the other covenants and obligations required to be performed by it pursuant to this Agreement at or prior to the Closing;

(c)           (i) The representations and warranties of the Company set forth in Section 3.1, Section 3.2, Section 3.3, Section 3.6 and the first sentence of Section 3.20 shall be true and correct in all respects (without giving effect to any “materiality” or “Company Material Adverse Effect” qualifications contained therein) both as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct in all respects on and as of such earlier date); and (ii) the representations and warranties of the Company contained in this Agreement and in any certificate or other writing delivered by the Company pursuant thereto (other than those specifically referred to in the foregoing clause (i)) shall be true and correct (without giving effect to any “materiality” or “Company Material Adverse Effect” qualifications contained therein) both as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct in all respects on and as of such earlier date) except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect;

(d)           The Company shall have delivered to Parent a certificate, signed by an officer of the Company, to the effect that each of the conditions specified in Section 6.2(b) and Section 6.2(c) above is satisfied;

(e)           No applicable Law or Order shall be and remain in effect which imposes, and no Litigation shall be pending or threatened by or before any Governmental Entity which seeks to impose, any material limitations on Parent’s ownership of the Company or any Company Subsidiary or operation of all or a material portion of Parent’s or the Company’s or any of the Company Subsidiaries’ businesses or assets (whether held directly or through any Subsidiary);

(f)           Since the date of this Agreement, there shall not have been any occurrence, event, change, effect or development that, individually or in the aggregate, together with all other occurrences, events, changes, effects or developments, has had or would be reasonably likely to have a Company Material Adverse Effect; and

(g)           Holders of not more than five percent (5%) of the outstanding Company Common Stock as of the date hereof shall have exercised their appraisal rights under Article 13 of the NCBCA.

Section 6.3                      Conditions to the Obligation of the Company.

  The obligation of the Company to effect the Merger is subject to the satisfaction or waiver of the following conditions:

(a)           Each of Parent and Merger Sub shall have performed and complied with, in all material respects, all of the covenants and obligations required to be performed by it pursuant to this Agreement at or prior to the Closing;

(b)           (i) The representations and warranties of Parent and Merger Sub set forth in Section 4.1, Section 4.2, Section 4.6, and Section 4.7 shall be true and correct in all respects both as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct in all respects on and as of such earlier date); and (ii) the representations and warranties of Parent and Merger Sub contained in this Agreement and in any certificate or other writing delivered by Parent or Merger Sub pursuant thereto (other than those referred to in the foregoing clause (i)) shall be true and correct (without giving effect to any “materiality” or “Parent Material Adverse Effect” qualifications contained therein) both as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct in all respects on and as of such earlier date) except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect; and

(c)           Parent shall have delivered to the Company a certificate, signed by an officer of the Parent, to the effect that each of the conditions specified in Section 6.3(a) and Section 6.3(b) above is satisfied.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1                      Termination.

  This Agreement may be terminated and the Merger and the Transactions may be abandoned at any time prior to the Effective Time:

(a)           by mutual written consent of Parent and the Company;

(b)           by either the Parent or the Company:

(i)           if the Closing shall not have occurred by December 31, 2014 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party whose failure to fulfill any covenant or agreement contained in this Agreement has been the principal cause of, or resulted in, the failure of the Closing to have occurred on or by such date;

(ii)           if any Order having any of the effects set forth in Section 6.1(b) shall be in effect and shall have become final and nonappealable;  or

(iii)           the Company Shareholder Approval shall not have been obtained after being submitted to a vote of the Company’s shareholders at a Company Shareholders’ Meeting that was duly called, noticed, convened, held, and conducted.

(c)           by Parent:

(i)           if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.2(a), Section 6.2(b) or Section 6.2(c) and (ii) has not been waived by Parent and is incapable of being cured, or is not cured, by the Company within thirty (30) calendar days following receipt of written notice of such breach or failure to perform from Parent;

(ii)           upon a Company Adverse Recommendation Change;

(iii)           if the Company shall have failed to include the Company Board Recommendation in the Proxy Statement;

(iv)           if the Company Board shall have failed to hold the Company Shareholders’ Meeting or to use reasonable best efforts to solicit proxies in favor of the adoption of this Agreement and to obtain the Company Shareholder Approval, and such failure shall have been a material breach of Section 5.9;

(v)           if the Company Board (or any committee thereof) shall have failed to reject (and, if made directly to shareholders or in a manner that would require shareholder approval, and thereafter if requested by Parent, publicly recommend against) any Company Takeover Proposal within ten (10) Business Days after the Company Board (or any committee thereof) becomes aware of such Company Takeover Proposal;

(vi)           if a tender or exchange offer relating to equity securities of Company shall have been commenced by a Person unaffiliated with Parent, and the Company shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) Business Days after such tender or exchange offer is first published, sent or given, a statement disclosing that the Company Board recommends rejection of such tender or exchange offer;

(vii)           if the Company Board fails to reaffirm publicly the Company Board Recommendation to the Company’s shareholders to vote in favor of the Merger within five (5) days of Parent’s written request for such reaffirmation (or if the Outside Date is less than five (5) days from the receipt of such request from Parent, by the close of business on the penultimate Business Day preceding the Outside Date); or

(viii)           if the Company shall have materially breached any provision of Section 5.5; or

(ix)           if the condition set forth in Section 6.2(f) is no longer capable of being satisfied or an Order of the type specified in Section 6.2(e) has become final and non-appealable.

(d)           by the Company:

(i)           at any time prior to the time the Company Shareholder Approval is obtained, if the Company Board determines to enter into a definitive agreement with respect to a Superior Proposal, but only if the Company is not in material breach of Section 5.5 and the Company immediately prior to or substantially concurrently with such termination pays to Parent in immediately available funds any fees required to be paid pursuant to Section 7.2; or

(ii)           if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (ii) has not been waived by the Company and is incapable of being cured, or is not cured, by Parent or Merger Sub, as applicable, within thirty (30) calendar days following receipt of written notice of such breach or failure to perform from the Company.

Section 7.2                      Effect of Termination.

  In the event of the termination of this Agreement by either Parent or the Company pursuant to Section 7.1 hereof, this Agreement shall forthwith be terminated and have no further effect, the obligations of the parties hereunder shall terminate, and there shall be no liability on the part of any party hereto with respect thereto, except that (i) the provisions of Section 3.20, Section 4.7, the last sentence of Section 5.2, this Section 7.2, Section 7.3 and Article VIII shall survive the termination of this Agreement and (ii) nothing herein shall relieve any party from liability or damages for fraud or for any willful and material breach.  For purposes of this Agreement, “willful and material breach” shall mean a breach resulting from an act or omission undertaken by the breaching party with the knowledge that such act or omission constituted or would constitute a breach of this Agreement.

(a)           Except as provided in this Section 7.2, all fees and expenses incurred in connection with this Agreement, the Merger and the Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger or the Transactions are consummated.

(b)           (1) In the event that: (x) (A) prior to the Company Shareholders’ Meeting, a Company Takeover Proposal shall have been made to the Company and such Company Takeover Proposal becomes publicly known prior to the Company Shareholders’ Meeting or shall have been made directly to the shareholders of the Company generally prior to the Company Shareholders’ Meeting or any Person shall have publicly announced an interest in making, intention (whether or not conditional) to make, or its consideration of making a Company Takeover Proposal, (B) this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b)(i) or Section 7.1(b)(iii) or by Parent pursuant to Section 7.1(c)(i) and (C) within twelve (12) months after such termination, the Company enters into a definitive agreement to consummate a Company Takeover Proposal or consummates a Company Takeover Proposal; or (y) this Agreement is terminated by Parent pursuant to Section 7.1(c)(ii), (iii), (iv), (v), (vi), (vii), or (viii); or (z) this Agreement is terminated by Company pursuant to Section 7.1(d)(i), then, in the case of each of (x) or (y) or (z), the Company shall pay Parent a fee equal to $650,000 (the “Company Termination Fee”) by wire transfer of same-day funds on the date of termination of this Agreement (except that in the case of termination pursuant to clause (x) above, the Company shall pay Parent the Company Termination Fee on the date of execution of such definitive agreement or, if earlier, consummation of such transactions).

(ii)           In the event that (A) this agreement is terminated by Parent or the Company pursuant to Section 7.1(b)(iii) and (B) no amounts are otherwise payable to Parent pursuant to Section 7.2(b)(i), then the Company shall pay Parent a fee equal to $500,000 by wire transfer of same-day funds on the date of termination of this Agreement.

(iii)           In the event that this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii), Parent and Merger Sub shall pay to the Company, in cash, a termination fee equal to $500,000 by wire transfer of same day funds on the date of termination of this Agreement.

(iv)           Subject to Section 7.2(b)(v), in no event shall the aggregate amounts payable from the Company to Parent under this Article VII exceed $650,000.

(v)           The parties acknowledge that the agreements contained in this Section 7.2(b) are an integral part of this Agreement, the Merger and the Transactions, and that, without these agreements, the parties would not enter into this Agreement; accordingly, if either the Company or Parent fails promptly to pay the amount(s) due pursuant to this Section 7.2(b), and, to obtain such payment, the other party commences a suit which results in a judgment for the amount(s) due pursuant to this Section 7.2(b), the non-prevailing party shall pay to the prevailing party its out-of-pocket costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on such amount(s) at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

(c)           Notwithstanding anything to the contrary in this Agreement, in the event that (i) the Company Termination Fee becomes payable to Parent pursuant to Section 7.2(b)(i), (ii) the fee specified in Section 7.2(b)(ii) becomes payable to Parent or (iii) the fee specified in Section 7.2(b)(iii) becomes payable to the Company, and, in each such case, the applicable fee is paid by the party required to pay such fee (the “Payor”) to the receiving party (the “Recipient”) in accordance with the terms of this Agreement, then the receipt of such fee shall constitute payment of liquidated damages, and not a penalty, and the sole and exclusive remedy for any losses or damages suffered or incurred by the Recipient and its respective Affiliates or Representatives in connection with or arising out of this Agreement (and the termination or breach hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, the efforts and resources expended and opportunities foregone as a result of and in reliance on this Agreement and the expectation of the consummation of the Transactions, and none of the Payor or any of its respective Affiliates or Representatives or any other Person shall be entitled to bring or maintain any other claim, action or proceeding against the Recipient or any of its respective Affiliates or Representatives arising out of this Agreement, any of the Transactions or any matters forming the basis for such termination, whether for damages or the specific performance of this Agreement.  The parties agree that the Company Termination Fee and the fees contemplated by Section 7.2(b)(ii) and Section 7.2(b)(iii) are reasonable and not plainly or grossly disproportionate in amount, in light of the substantial but indeterminate harm that could be suffered by the applicable party as a result of the termination of this Agreement, the difficulty of proof of loss and damages, the inconvenience and non-feasibility of otherwise obtaining an adequate remedy and the value of the Transactions.  Each party acknowledges and agrees that the agreements set forth in this Section 7.2 are an integral part of the Transactions and that, without such agreements, the parties would not have entered into this Agreement.

Section 7.3                      Amendments.

  Subject to compliance with applicable Law, this Agreement may be amended by the parties, by action taken or authorized by their respective boards of directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders the Company; provided, however, that after any approval of the Merger by the shareholders of the Company, there may not be, without further approval of the shareholders of the Company, any amendment of this Agreement that changes the amount or the form of the consideration to be delivered under this Agreement to the holders of Company Common Stock, or which by applicable Law otherwise expressly requires the further approval of such shareholders.  No amendment shall be made to this Agreement after the Effective Time.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Section 7.4                      Waiver.

  At any time prior to the Effective Time, whether before or after the Company Shareholders’ Meeting, any party hereto may (i) extend the time for the performance of any of the covenants, obligations or other acts of any other party hereto or (ii) waive any inaccuracy of any representations or warranties or compliance with any of the agreements, covenants or conditions of any other party or with any conditions to its own obligations. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party by its duly authorized officer. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. The waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

ARTICLE VIII

  GENERAL PROVISIONS

Section 8.1      Non-survival of Representations and Warranties.

None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.1 shall not limit the survival of any covenant or agreement of the parties in the Agreement which by its terms contemplates performance after the Effective Time.

Section 8.2                      Notices.

  All notices, requests, claims, demands and other communications under this Agreement and shall be deemed given if delivered personally, sent or e-mail of a PDF document (which is confirmed by an acknowledgement that the e-mail was delivered) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to the Company, to:

PokerTek, Inc.
1150 Crews Road, Suite F
Matthews, NC 28105
Attention: Mark D. Roberson, CEO
E-mail : Mark.Roberson@pokertek.com

with a copy (which shall not constitute notice) to:

Morse, Zelnick, Rose & Lander LLP
825 Third Ave
New York, NY 10022
Attention: Kenneth S. Rose, Esq.
E-mail: krose@mzrl.com

if to Parent or Merger Sub, to:

Multimedia Games, Inc.
206 Wild Basin Road South, Building A
Austin, Texas 78746
Attention: Patrick J. Ramsey, CEO
E-mail: Patrick.Ramsey@mm-games.com

and

Attention: Todd F. McTavish, Esq., General Counsel
E-mail: Todd.Mctavish@mm-games.com

with a copy (which shall not constitute notice) to:

Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, New York 10281
Attention: William P. Mills, Esq.
E-mail: William.Mills@cwt.com

Section 8.3                      Interpretation.

  When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The words “hereof,” “herein,” “hereby,” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.  References to a Person are also to its permitted successors and assigns.

Section 8.4                      Counterparts; Electronic Delivery.

  This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.  Copies of executed counterparts transmitted by facsimile or electronic transmission (including portable document format (.pdf)) shall be considered original executed counterparts for purposes hereof.

Section 8.5                      Entire Agreement; No Third-Party Beneficiaries.

  This Agreement, together with the Confidentiality Agreement and the documents and instruments referred to herein or therein (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and (b) except for the provisions of Section 5.7, is not intended to confer, nor shall it confer, upon any Person other than the parties hereto any rights or remedies or benefits of any nature whatsoever.

Section 8.6                      Governing Law.

  THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING AS TO VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH STATE, EXCEPT THAT, TO THE EXTENT REQUIRED BY THE NCBCA, THE MERGER SHALL BE GOVERNED BY THE LAWS OF THE STATE OF NORTH CAROLINA.

Section 8.7                      Assignment.

  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by either of the parties hereto without the prior written consent of the other party.  Any assignment in violation of the preceding sentence shall be void.  Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.8                      Consent to Jurisdiction.

  Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any federal court located in the State of Delaware or any Delaware state court for the purpose of any action or proceeding arising out of this Agreement, the Merger or the Transactions, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement, the Merger or the Transactions in any court other than a federal court located in the State of Delaware or a Delaware state court, and (d) consents to the service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice in accordance with Section 8.2.

Section 8.9                      Headings, etc.

  The headings and table of contents contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.10                      Mutual Drafting.

  The parties have participated jointly in negotiating and drafting this Agreement, and this Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation in favor of or against any party by virtue of the authorship of any provision of this Agreement.

Section 8.11                      Severability.

  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, insofar as the foregoing can be accomplished without materially affecting the economic benefits anticipated by the parties to this Agreement.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Merger and the Transactions are fulfilled to the extent possible.

Section 8.12                      Failure or Indulgence Not Waiver; Remedies Cumulative.

  No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or of any other right.  All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

Section 8.13                      Waiver of Jury Trial.

  EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

Section 8.14                      Specific Performance.

  The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any federal court located in the State of Delaware or in Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 8.15                      Certain Definitions.

(a)    “Business Day” shall mean a day other than Saturday, Sunday or any other day on which commercial banks located in the State of New York are authorized or required by Law to remain closed.

(b)           “Cleanup” means all actions required to: (1) cleanup, remove, treat or remediate Hazardous Substances in the indoor or outdoor environment; (2) prevent the Release of Hazardous Substances so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (3) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (4) respond to any requests of Governmental Entities for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Substances in the indoor or outdoor environment.

(c)           “Contract” shall mean any written or oral agreement, contract, subcontract, settlement agreement, lease, sublease, binding understanding, instrument,

note, option, bond, mortgage, indenture, trust document, loan or credit agreement, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be in effect.

(d)           “Credit Agreement” means the Loan and Security Agreement, effective July 25, 2008, as amended, by and between the Company and Silicon Valley Bank.

(e)           “Environmental Claim” means any claim, action, cause of action, suit, proceeding, investigation, order, demand or notice by any Person alleging actual or potential liability (including actual or potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, attorneys’ fees or penalties) arising out of, based on, resulting from or relating to (a) the presence, or Release, of, or exposure to, any Hazardous Substances at any location, whether or not owned, leased or operated by the Company or any Company Subsidiary, now or in the past, or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Laws.

(f)           “Environmental Laws” shall mean all federal, state, local and foreign laws, regulations, ordinances, requirements of Governmental Entities, and common law or other requirements of Governmental Entities, relating to pollution or protection of human health and safety (including workplace health and safety) or the environment (including ambient air, surface water, groundwater, land surface or subsurface strata, and natural resources), and including laws and regulations relating to (i) emissions, discharges, Releases or threatened Releases of, or exposure to, Hazardous Substances, (ii) the manufacture, processing, distribution, use, treatment, generation, storage, containment (whether above ground or underground), disposal, transport or handling of Hazardous Substances, (iii) recordkeeping, notification, disclosure and reporting requirements regarding Hazardous Substances, (iv) endangered or threatened species of fish, wildlife and plant and the management or use of natural resources, or (v) the preservation of the environment or mitigation of adverse effects on or to human health or the environment.

(g)           “Environmental Permits” means permits, licenses, approvals, exemptions, registrations, certificates, identification numbers or other authorizations issued pursuant to Environmental Law.

(h)           “Gaming Authority” means any Governmental Entity with regulatory control and authority or jurisdiction over the manufacture, sale, lease, distribution or operation of gaming devices or equipment, the design, operation or distribution of internet gaming services or products, online gaming products and services, the ownership or operation of any current or contemplated casinos or any other gaming activities and operations.

(i)           “Gaming Law” means, with respect to any Person, any Law governing or relating to the manufacture, sale, lease, distribution or operation of gaming devices or equipment, the design, operation or distribution of internet gaming services or products, online gaming products and services, the ownership or operation of any current or contemplated casinos or other gaming activities and operations of such Person and its Affiliates and Subsidiaries, including the rules and regulations promulgated by any Gaming Authority.

(j)           “Hazardous Substances” means any chemicals, pollutants, contaminants, wastes, toxic or hazardous substances, materials or wastes, petroleum and petroleum products, asbestos or asbestos-containing materials or products, polychlorinated biphenyls, lead or lead-based paints or materials, radon, fungus, mold, mycotoxins or other substances that may have an adverse effect on human health or the environment.

(k)           “Indebtedness” of any Person shall mean, without double counting, all obligations contingent or otherwise, in respect of: (a) borrowed money; (b) indebtedness evidenced by notes, debentures or similar instruments; (c) capitalized lease obligations; (d) the deferred purchase price of assets, services or securities (in each case, other than ordinary trade accounts payable and accrued expenses); (e) all obligations, under acceptance, letter of credit or similar facilities, in each case, to the extent drawn or funded; (f) all payment obligations under any interest rate swap agreement or arrangement entered into for the purpose of limiting or managing interest rate risk; (g) all obligations of other Persons guaranteed directly or indirectly in any manner by such Person; and (h) interest, premium, penalties (including prepayment and early termination penalties), and other amounts owing in respect of the items described in the foregoing clauses (a) through (g).

(l)           “Intellectual Property” shall mean all intellectual property of any type or nature throughout the world, including: (i) trademarks, service marks, names, corporate names, trade names, brand names, certification marks, designs, logos, slogans, commercial symbols, business name registrations, Internet domain names, trade dress and other similar indications of source or origin and general intangibles of like nature, the goodwill associated with the foregoing and registrations and applications relating to the foregoing in any jurisdiction, including any extension, modification or renewal of any such registration or application (“Trademarks”); (ii) industrial designs, patents and patent applications (including divisions, continuations, continuations-in-part, reexaminations, and renewals), and any renewals, extensions, supplementary protection certificates or reissues thereof, in any jurisdiction (“Patents”); (iii) writings and other works and other copyright rights, (including rights in computer programs (whether in source code, object code or other forms), algorithms, databases, compilations and data, technology supporting the foregoing, and all documentations including user manuals and training materials, related to any of the foregoing (“Software”)), in any jurisdiction, whether registered or not, and all applications and registrations for the foregoing, and any renewals or extensions thereof (“Copyrights”); (iv) trade secrets, non-public information, and all other confidential or proprietary information and materials, including, discoveries, research and development, ideas, know-how, inventions, proprietary processes, designs, procedures, laboratory notes, technical information, formulae, biological materials, models and methodologies,  in each case whether patentable or not, and rights in any jurisdiction to limit the use or disclosure thereof by any Person (“Trade Secrets”);

and any other intellectual property or proprietary rights and the right to sue for past infringement, misappropriation, or other violation of any of the foregoing.

(m)           “Permitted Encumbrances” means: (i) any recorded non-monetary Liens set forth in any title policy or title report or survey with respect to the Owned Real Property previously delivered to Parent and which do not impair in any material respects the use or occupancy of such Owned Real Property in the operation of the business as presently conducted thereon on the date hereof and as of the Closing; and (ii) all encroachments, overlaps, overhangs, unrecorded servitudes and easements, variations in area or measurement or any other similar matters not of record which would be disclosed by an accurate survey of the Owned Real Property, provided that the same would not, individually or in the aggregate, interfere in any material respects with the conduct or operation of the business as presently conducted thereon on the date hereof and as of the Closing.

(n)           “Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, groundwater or property.

(o)           “Representatives” shall mean, with respect to any Person, the officers, directors, employees, auditors, attorneys, financial advisors, lenders and other agents of such Person.

(p)           “Takeover Statute” means any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover Law.

(q)           “Transaction Expenses” means any costs and expenses including the fees and expenses of attorneys (with the exception of any fees and expenses related to litigation related to or arising out of the Transactions), accountants, consultants, financial advisors, finders, brokers, and investment bankers, incurred by the Company and its Subsidiaries in connection with the negotiation, entering into or effectuation of this Agreement or the Merger or the Transactions and the Company’s review and evaluation of strategic alternatives.

(r)           “Transactions” refers collectively to this Agreement and the transactions contemplated hereby, including the Merger.

(s)           For purposes of this Agreement, the terms “Associate” and “Affiliate” shall have the same meaning as set forth in Rule 12b-2 promulgated under the Exchange Act, and the term “Person” shall mean any individual, corporation, partnership (general or limited), limited liability company, limited liability partnership, trust, joint venture, joint-stock company, syndicate, association, entity, unincorporated organization or government or any political subdivision, agency or instrumentality thereof.

(t)           For purposes of this Agreement, the phrase “Company Material Adverse Effect” means any change, effect, event, occurrence, state of facts, circumstance or development that, individually or in the aggregate with all other changes, effects, events, occurrences, state of facts, circumstances or developments, (i) results in any change or effect that is or would reasonably be expected to be materially adverse to the business, properties, assets, liabilities (contingent or otherwise), condition (financial or otherwise) or results of operations of the Company  and the Company Subsidiaries, taken as a whole, or (ii) prevents or materially impedes, interferes with, hinders or delays the consummation by the Company of the Merger or the other transactions contemplated hereby in a timely manner; provided, however, that none of the following shall constitute a Company Material Adverse Effect: (A) any change relating to the economy or securities markets in general; (B) any adverse change, effect, event, occurrence, state of facts or development attributable to conditions affecting the industry in which the Company participates; or (C) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date of this Agreement (provided, that the underlying causes of such failure may be considered in determining whether a Company Material Adverse Effect has occurred); except, in the cases of clauses (A) and (B) if such change, effect, event, occurrence, state of facts, circumstance or development disproportionately affects the Company as compared to other participants in the industry in which the Company participates.

(u)           For purposes of this Agreement, the phrase “Parent Material Adverse Effect” means any change, effect, event, occurrence, state of facts, circumstance or development that, individually or in the aggregate with all other changes, effects, events, occurrences, state of facts, circumstances or developments, prevents or materially impedes, interferes with, hinders or delays the consummation by Parent or Merger Sub of the Merger or the other transactions contemplated hereby in a timely manner.

(v)           For purposes of this Agreement, a “Subsidiary” of any Person means another Person, (i) an amount of the voting securities, other voting rights or voting partnership interests of which that is sufficient to elect at least a majority of its board of directors or other governing body is directly or indirectly owned or controlled by such first Person or by any one or more of its Subsidiaries, or by such first Person and one or more of its Subsidiaries (or, if there are no such voting interests, 50% or more of the equity interests of which is owned directly or indirectly by such first Person) or (ii) of which such first Person or any other Subsidiary of such first Person is a general partner (excluding partnerships, the general partnership interests of which held by such first Person and any Subsidiary of such first Person do not have a majority of the voting interests in such partnership).

(w)           For purposes of this Agreement, the phrases “to the knowledge of the Company,” “known to Company,” and similar formulations shall mean the actual current knowledge, after reasonable investigation, of the people set forth in Section 8.15(w) of the Company Disclosure Letter.

(x)           For purposes of this Agreement, the phrases “to the knowledge of Parent,” “known to Parent,” and similar formulations shall mean the actual current knowledge, after reasonable investigation, of the people set forth in Section 8.15(x) of the Parent Disclosure Letter.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have each caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

MULTIMEDIA GAMES, INC.

By: /s/ Patrick J. Ramsey

Name: Patrick J. Ramsey

Title: CEO

23 ACQUISITION CO.

By: /s/ Patrick J. Ramsey

Name: Patrick J. Ramsey

Title: CEO

POKERTEK, INC.

By: /s/ Mark D. Roberson

Name: Mark D. Roberson

Title: CEO